Exhibit 2.1

FINAL EXECUTION COPY

Dated 23 December 2015

Share Purchase Agreement

regarding Heidrive GmbH

between

palero fünf S.à r.l.

as Seller

Allied Motion Technologies B.V.

as Purchaser

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List of Schedules

Description	No.

List of Shareholders	1.1

Subsidiaries	1.2

Confidentiality Agreement	4.4.2

Conduct of Business	5.1

Equity Commitment Letter	7.2.1(a)

Resignation Letter	7.2.1(b)

Shareholder Resolution	7.2.1(c)

Closing Memorandum	7.3

Articles of Association of the Company	9.2.3(b)

Articles of Association of the Subsidiaries	9.2.4(b)

Financial Statements 2014	9.2.5(b)

Monthly Reportings 2015	9.2.5(c)

Budget 2016	9.2.5(d)

Third Party Rights	9.2.6(b)

Leased Real Estate	9.2.7(b)

Owned IP Rights	9.2.8(a)

Managing Directors	9.2.9(a)

List of Employees	9.2.9(b)

Shop Agreements/Social Plans	9.2.9(d)

Transactional Bonuses to Managing Directors	9.2.9(f)

Pension Commitments	9.2.9(h)

Public Subsidies	9.2.10(f)

Product Recalls	9.2.11(b)

Tax Disputes	9.2.12(c)

Material Agreements	9.2.13(a)

Insurance Policies	9.2.16

ISO Certification	9.2.18

Deposit Agreement with Acting Notary	10.5.1(a)

Environmental History	10.5.1(c)

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List of Definitions

Definition	Meaning

“Affiliates”

has the meaning given to it in sections 15 et. seqq. German Stock Corporation Act (Aktiengesetz), provided that for the purposes of this Agreement the Group Companies shall not be considered Affiliates of either Party

“Agreement”	has the meaning given to it in (C) of the Preamble

“Assets”	has the meaning given to it in Clause 9.2.6

“Balance Defect”	has the meaning given to it in Clause 10.3

“Breach”	has the meaning given to it in Clause 10.1

“Breach of No Leakage Provisions”	has the meaning given to it in Clause 6.5

“Budget 2016”	has the meaning given to it in Clause 9.2.5(d)

“Business”	has the meaning given to it in (B) of the Preamble

“Business Day”	means any day on which banks are generally open for business in Munich, Luxembourg, New York and Dordrecht (Netherlands) (excluding days with half service hours, e.g. 31 December)

“Clause”	means any clause of this Agreement

“Closing”	has the meaning given to it in Clause 7.2

“Closing Action” / “Closing Actions”	has the meaning given to it in Clause 7.2

“Closing Date”	has the meaning given to it in Clause 7.2

“Company”	has the meaning given to it in (A) of the Preamble

“Condition Precedent”	has the meaning given to it in Clause 4.1

“Confidentiality Agreement”

means the confidentiality agreement relating to the potential sale of the Group Companies entered into between PricewaterhouseCoopers AG Wirtschaftsprüfungsgesellschaft on behalf of the shareholder of the Company and Allied Motion Technologies Inc. dated September 3, 2015

“Contest”	has the meaning given to it in Clause 13.7

“Contribution Agreement”	means the contribution and transfer agreement between Heidolph Elektro, Hans Heidolph and HeiDrive GmbH & Co. KG dated 10 January

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2013 (roll of deeds no. 0054/2013F, notary Dr. Susanne Frank, Munich)

“Covered Properties”	has the meaning given to it in Clause 14.2

“Cure Period”	has the meaning given to it in Clause 10.1

“Czech Subsidiaries”	means Heidrive s.r.o. and Ceske elektromotory s.r.o. as set out in more detail in Schedule 1.2

“Data Room”	has the meaning given to it in Clause 10.5.1(a)

“Disclosed Information”	has the meaning given to it in Clause 10.5.1

“Effective Date”	has the meaning given to it in in Clause 2.1

“Environmental Compliance Measures”	has the meaning given to it in Clause 14.1.1

“Existing Environmental Condition”	has the meaning given to it in Clause 14.1.3

“Environmental Expert”	has the meaning given to it in Clause 14.9.4

“Environmental Indemnity Cap”	has the meaning given to it in Clause 14.13

“Environmental Laws”	has the meaning given to it in Clause 14.4

“Environmental Liabilities”	has the meaning given to it in Clause 14.1.3

“Environmental Liability Notice”	has the meaning given to it in Clause 14.9.1

“Environmental Remediation Measures”	has the meaning given to it in Clause 14.1.2

“Financial Statement 2014” or “Financial Statements 2014”	has the meaning given to it in Clause 9.2.5

“Group”	has the meaning given to it in Clause 1.2

“Group Company” or “Group Companies”	has the meaning given to it in Clause 1.2

“Hans Heidolph”	means Hans Heidolph GmbH & Co. KG, a German limited partnership, registered in the commercial register of the local court of Regensburg under HRA 3304

“Hazardous Materials”	has the meaning given to it in Clause 14.3

“Heidolph Elektro”	means Heidolph Elektro GmbH & Co. KG, a German limited partnership, registered in the commercial register of the local court of Regensburg under HRA 2535

“HeiDrive Verwaltung”	means HeiDrive Verwaltungs GmbH i.L. as set out in more detail in Schedule 1.2

“Heidolph SPA”	means the share purchase agreement between Heidolph Elektro, Hans Heidolph and HeiDrive Holding GmbH dated 24 January 2014 (roll of deeds no. 257 G/2014, notary Dr. Tilman Götte, Munich)

“Indication”	has the meaning given to it on Clause 14.9

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“IP Rights”

means intellectual property rights to the extent they are registered or capable of being registered, including patents, patent applications, design patents (Geschmacksmuster), utility models (Gebrauchsmuster), brand rights (Marken), trademarks (Warenzeichen), business and domain names and other industrial and intellectual property rights, copyrights and all applications with respect to such rights, as well as unregistered existing Material know-how necessary for conducting the Business as conducted as of the Signing Date

“ISO Certification”	has the meaning given to it in Clause 9.2.18

“Leakage”	has the meaning given to it in Clause 6.3

“Leakage Addressees”	has the meaning given to it in Clause 6.1

“Lease Agreement”	has the meaning given to it in Clause 9.2.7(c)

“Leased Real Estate”	has the meaning given to it in Clause 9.2.7(b)

“Long Stop Date”	means the date 2 (in words: two) months after the Signing Date

“Material”	means events, facts or circumstances with a financial impact on any of the Group Companies of at least EUR 25,000

“Material Agreements”	has the meaning given to it in Clause 9.2.13(a)

“Monthly Reporting” / “Monthly Reportings 2015”	has the meaning given to it in Clause 9.2.5(c)

“Owned IP Rights”	has the meaning given to it in Clause 9.2.8(a)

“Palero Capital”

means palero capital GmbH, with registered office in Maximilianstr. 12-14, 80539 Munich, Germany, a German limited liability company, registered with the commercial register of the local court of Munich under registration no. HRB 184090

“Party” or “Parties”	has the meaning given to it in the list of parties

“PASOTEC Transaction”

means the (i) sale and transfer agreement between the Company and PASOTEC dated 18 December 2014 relating to the sale and transfer of certain assets by the Company to PASOTEC, (ii) the loan agreement between the Company and PASOTEC dated 12 January 2015 relating to a loan of EUR 1,159,000 (in words: one million one hundred fifty-nine thousand Euros) and (iii) a loan facility agreement of EUR 250,000 (in words: two

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hundred fifty thousand Euros) between the Company and PASOTEC dated 12 January 2015

“PASOTEC”	means PASOTEC GmbH and as set out in more detail in Schedule 1.2

“Pension Commitments”	has the meaning given to it in Clause 9.2.9(h)

“Permits”	has the meaning given to it in Clause 9.2.10(a)

“Permitted Leakage”	has the meaning given to it in Clause 6.4

“Public Subsidies”	has the meaning given to it in Clause 9.2.10(f)

“Purchase Price”	has the meaning given to it in Clause 3.1

“Purchaser”	has the meaning given to it in the list of parties

“Purchaser Claim”	has the meaning given to it in Clause 10.4

“Purchaser’s Knowledge”

means the knowledge (positive Kenntnis) of each of the Purchaser and of the Purchaser’s Representatives as of the Signing Date as derived by the Purchaser’s Representatives solely from the Disclosed Information

“Purchaser’s Representatives”

means the Purchaser’s Affiliates, the Purchaser’s and the Purchaser’s Affiliates’ employees, advisors and accountants which assisted the Purchaser or any of its Affiliates in assessing the Business and/or any Group Company

“Purchaser’s Warranties”	has the meaning given to it in Clause 12.1

“Product Defect”	has the meaning given to it in Clause 9.2.11(b)

“Product Defect Tax Benefits”	has the meaning given to it in Clause 9.2.11(b)

“Relevant Tax Period”	means any taxable period or portion thereof ending on or prior to 31 December 2014

“Schedule”	means a schedule to this Agreement

“Scheduled Closing Date”	has the meaning given to it in Clause 7.1

“Seller”	has the meaning given to it in the list of parties

“Seller Objection”	has the meaning given to it in Clause 14.9.3

“Seller’s Bank Account”	has the meaning given to it in Clause 3.3

“Seller’s Knowledge”

means the actual knowledge (positive Kenntnis) of Felix Frohn-Bernau and Tobias Sedlmayr as well as the knowledge such individuals could have had (i) after making due enquiries with Helmut Pirthauer and Steffen Hirsch, or (ii) assuming each of Helmut Pirthauer and Steffen Hirsch would have had

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to disclose to the other managing directors of the Company as a Material matter, each of the above applying the duty of care of a prudent and reasonable managing director (Sorgfalt eines ordentlichen Geschäftsführers, § 43 GmbHG) of any of the Group Companies

“Seller’s Warranties”	has the meaning given to it in Clause 9.1

“Shareholder Loan”	has the meaning given to it in Clause 6.4.2

“Signing Date”	shall mean the date on which this Agreement is entered into, being the date on which the notarial deed of this Agreement is closed (Urkunde geschlossen), starting at 0:00 a.m.

“Sold Shares”	has the meaning given to it in Clause 1.1

“Specific Warranty Cap”	has the meaning given to it in Clause 10.6.2

“Subsidiaries”	has the meaning given to it in Clause 1.2

“Tax Authority” or “Tax Authorities”	means any governmental authority, agency, body or other regulatory authority that is responsible for the assessment, administration or collection of any Taxes in any jurisdiction

“Tax” or “Taxes”

mean any federal, state or local taxes, customs, duties and social security contributions imposed under the laws of any jurisdiction; and any penalties, fines, interests and other supplementary obligations with respect to the foregoing; and any of the aforementioned listed payments imposed as a secondary liability; but excluding in any case, for the avoidance of doubt, deferred taxes

“Tax Refund”	has the meaning given to it in Clause 13.4

“Tax Return”	mean any return, declaration, application, report, form due or similar statement required to be filed with respect to any Tax with any Tax Authority

“Third Party Claim”	has the meaning given to it in Clause 11.1

“Threshold”	has the meaning given to it in Clause 10.6.1

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This share purchase agreement is made on 23 December 2015 (“Signing Date”) by and among:

(1)                                 palero fünf S.à r.l., with registered business address at 7, rue Robert Stümper, L-2557 Luxembourg, Luxembourg, registered in the Luxembourg Register for Trade and Companies under no. B 179642,

(“Seller”);

and

(2)                                 Allied Motion Technologies B.V. with registered business address in Opaal 600, 3316 LE Dordrecht, The Netherlands, registered in The Netherlands Chamber of Commerce (Kamer van Koophandel) under no. 24365775;

(“Purchaser”).

The Seller and the Purchaser are collectively referred to as “Parties”, each a “Party”.

PREAMBLE

(A)                               The Seller holds all shares in Heidrive GmbH, with registered office in Starenstraße 23, 93309 Kelheim, Germany, a German limited liability company, registered with the commercial register of the local court of Regensburg under registration no. HRB 14183 (“Company”).

(B)                               The Company and its Subsidiaries are engaged in designing, producing, distributing and selling customized drive technology products, in particular synchronous and asynchronous motors, gear motors and electronic controls, as well as individual system technology solutions for medical technology and the general industry (together the “Business”).

(C)                               By entering into this share purchase agreement including the Schedules hereto (together “Agreement”) the Seller intends to sell and assign to the Purchaser, and the Purchaser intends to acquire, all of the issued and outstanding shares in the Company.

NOW, THEREFORE, THE PARTIES HEREBY AGREE AS FOLLOWS

1.                                      Corporate Status of the Group

1.1                               The Seller holds 25,000 (in words: twenty-five thousand) shares in the Company each with nominal amount of EUR 1 (in words: one Euro) and listed in the Company’s shareholders list dated 3 December 2013 with registration numbers 1 to 25,000, representing all issued and outstanding shares in the Company (together the “Sold Shares”). The Company’s shareholders list as included in the commercial register on the Signing Date is attached hereto as Schedule 1.1.

1.2                               The Company holds all shares in the companies set out in Schedule 1.2 (those companies the “Subsidiaries”, the Subsidiaries together with the Company the “Group” or the “Group Companies” and each a “Group Company”).

2.                                      Sale and Assignment

2.1                               Upon the terms set forth in this Agreement and with economic effect as of 1 January 2015, 00:00h (the “Effective Date”), the Seller sells to the Purchaser the Sold Shares and the Purchaser accepts such sale. As from the Effective Date, the Purchaser is entitled to all usufruct rights and has to bear all obligations, risks and burdens pertaining to the Sold Shares, the Group Companies and the Business in the meaning of section 446 German Civil Code (Bürgerliches Gesetzbuch).

2.2                               Subject to satisfaction or waiver of the Condition Precedent and further subject to the occurrence of the Scheduled Closing Date (section 163 German Civil Code), the Seller assigns the Sold Shares to the Purchaser and the Purchaser accepts such assignment.

2.3                               The sale and assignment of the Sold Shares shall include all ancillary rights and obligations attached to the Sold Shares as of the Effective Date, in particular the right to participate in dividends. All profits attributable to periods ending prior to the Effective Date that have not been distributed up to the Effective Date will be retained by the Company. Section 101 German Civil Code shall not apply.

2.4                               As a matter of precaution and with effect as of Closing, the Seller irrevocably waives all option rights, rights of first refusal and rights of first offer, to which it may be entitled (including all rights under the Company’s articles of association) with regard to the assignment of the Sold Shares contemplated in this Agreement.

3.                                      Purchase Price

3.1                               The purchase price for the Sold Shares to be paid by the Purchaser to the Seller amounts to EUR 17,800,000 (in words: seventeen million eight hundred thousand Euros) (the “Purchase Price”).

3.2                               On the Scheduled Closing Date, the Purchaser shall pay the Purchase Price to Seller’s Bank Account.

3.3                               Any payments pursuant to or in connection with this Agreement to the Seller shall be made by wire transfer for value as of the relevant due date in immediately available funds in Euros, free of any taxes, bank charges and other deductions to the following account unless otherwise notified to the Purchaser in writing at least 36 hours before the relevant payment is due:

Account holder:	Palero fünf S.à r.l.
Bank:	ING
IBAN:	LU15 0141 0487 0100 0000
BIC/SWIFT:	CELLLULL

(“Seller’s Bank Account”).

Any such payment shall be deemed to have been made only upon unconditional and irrevocable crediting of the full amount payable to the Seller’s Bank Account.

3.4                               The Parties share the view that the sale and assignment of the Sold Shares is exempt from VAT (Umsatzsteuer) pursuant to section 4 no. 8 a) and f) German Value Added Tax Act (Umsatzsteuergesetz). The Seller shall not waive a VAT exemption pursuant to section 4 no. 8 in conjunction with section 9 para 1 German Value Added Tax Act. Accordingly, the Parties shall treat the sale and assignment of the Sold Shares net of VAT.

4.                                      Condition Precedent; Rescission

4.1                               The assignment of the Sold Shares by the Seller to the Purchaser is subject to satisfaction or, to the extent permitted by Clause 4.2, waiver of the following condition precedent: receipt by the Seller of the Purchase Price on the Seller’s Bank Account (the “Condition Precedent”).

4.2                               The Seller shall be entitled to waive the Condition Precedent at its discretion by giving written notice to the Purchaser. For the avoidance of doubt, neither the Seller nor the Purchaser shall under any circumstances be obliged to waive the Condition Precedent and any such omission shall not be detrimental to the Seller or the Purchaser in any way. Any waiver by the Seller shall not release the Purchaser from the underlying obligation of the Condition Precedent.

4.3                               The Parties shall be entitled to rescind this Agreement (zurücktreten) by giving written notice to the respective other Party as follows:

4.3.1                     Either Party is entitled to rescind this Agreement (zurücktreten) if Closing has not taken place by the Long Stop Date;

4.3.2                     the Seller is entitled to rescind this Agreement (zurücktreten) if payment of the Purchase Price by the Purchaser is not made in compliance with this Agreement within 10 (in words: ten) Business Days when due;

4.4                               Upon rescission of this Agreement, all rights and obligations of the Parties hereunder shall terminate without any liability of any Party to the respective other Party, provided that:

4.4.1                     Clause 4.3 (Rescission rights), this Clause 4.4, Clause 15 (Confidentiality), Clause 16 (Miscellaneous), Clause 17 (Governing Law and Dispute Resolution) and Clause 18 (Severability) of this Agreement shall remain in full force and effect;

4.4.2                     the Parties re-enter into the Confidentiality Agreement as set out in Schedule 4.4.2; and

4.4.3                     such rescission shall not prevent or limit any claims any Party may have on the basis of any circumstances relating to the non-fulfilment of the Condition Precedent or any breach of any Party’s obligations under or in connection with this Agreement whether committed prior to such rescission in respect of the entire Agreement or after such rescission in respect of the obligations referred to in Clauses 4.4.1 and/or 4.4.2.

5.                                      Conduct of Business Covenants

5.1                               On the Signing Date, the Seller shall pass a shareholders resolution of the Company substantially in the form as set out in Schedule 5.1 to instruct the Company’s managing directors that from the passing of such shareholders resolution until (and including) the Closing Date, the Group Companies shall continue conducting their respective businesses in the ordinary course of business in a manner consistent with past practice and that the following actions may only be taken with the prior written approval of the Purchaser, in each case except for any transactions contemplated by or any facts or events disclosed in this Agreement or as otherwise permitted by this Clause 5.1:

5.1.1                     enter into any merger, demerger, conversion or any other corporate restructuring by any Group Company;

5.1.2                     increase or reduce the share capital of any Subsidiary (save for capital reductions to cover losses) or repurchase or redeem any of the shares in the Subsidiaries;

5.1.3                     issue any shares or any other equity interest in any Subsidiary or grant any option in respect of such shares or such other equity interest to any person not being a Subsidiary;

5.1.4                     sell, assign or otherwise transfer any shares or other equity interest in any Subsidiary, or grant any option or encumbrance in respect of or over any such share or such interest to any person not being a Group Company;

5.1.5                     create any encumbrances on the shares in any Subsidiary other than encumbrances existing or arising by operation of law;

5.1.6                     enter into any acquisition or divestiture by any Group Company of a shareholding or business;

5.1.7                     grant any increase in wages, salaries or bonuses of any directors or employees of any Group Company, except (i) as required by applicable law or (ii) as provided for in existing employment or service agreements or (iii) as in line with past business practice and otherwise considered expedient by any Group Company, however, in the case of (iii) not exceeding 10% (in words: ten percent) of the respective director’s or employee’s wages, salaries or bonuses as of the Signing Date, or create or initiate any new employee benefit program (including retirement programs);

5.1.8                     employ any new person as employee of any Group Company with a wage, salary and bonus exceeding EUR 50,000 (in words: fifty thousand Euros) in total per person per annum save as replacement for a person employed as of the Signing Date with a wage, salary and bonus not exceeding EUR 50,000 (in words: fifty thousand Euros) in total per person, or, employ any new managing director or proxy holder of any Group Company;

5.1.9                     take out new financing or factoring facilities in addition to existing financing or factoring facilities in the ordinary course of business in a manner consistent with past practice;

5.1.10              settle any insurance claim in excess of EUR 50,000 (in words: fifty thousand Euros) in the individual case below the amount claimed; and/or

5.1.11              agree to do any of the foregoing.

5.2                               From the Signing Date and until (and including) the Closing Date, the Seller undertakes to use all reasonable and legally permissible efforts to ensure that the Company shall not, except for any transactions contemplated by or any facts or events disclosed in this Agreement or as otherwise permitted by this Clause 5.2:

5.2.1                     increase or reduce its share capital (save for capital reductions to cover losses) or repurchases or redeems any of the Sold Shares;

5.2.2                     issue any shares or any other equity interest in the Company or grant any option in respect of such shares or such other equity interest to any person not being a Group Company;

5.2.3                     sell, assign or otherwise transfer any shares or other equity interest in the Company, or grant any option or encumbrance in respect of or over any such share or such interest to any person not being a Group Company;

5.2.4                     create any encumbrances on the shares in the Company other than encumbrances existing or arising by operation of law; and/or

5.2.5                     agree to do any of the foregoing.

5.3                               The following shall not constitute a violation of this Clause 5:

5.3.1                     entering into and consummating the PASOTEC Transaction and all actions taken in connection therewith; and

5.3.2                     liquidation of HeiDrive Verwaltung.

6.                                      Non-Leakage Provisions

6.1                               The Seller warrants to the Purchaser by way of an independent guarantee (selbständiges Garantieversprechen) within the meaning of section 311 para 1 German Civil Code that (i) from the Effective Date (including) until (but excluding) the Signing Date, except for any transactions contemplated by or any facts or events disclosed in this Agreement, no Leakage has occurred by any of the Group Companies to any of the Seller, any Affiliate of the Seller, Palero Capital and/or its Affiliates and/or their managing directors (together “Leakage Addressees”) save for Permitted Leakage, and (ii) none of the payments that constitute Permitted Leakage have been made or will be made and are subsequently successfully contested (Anfechtung) under applicable laws, including the German Insolvency Act (Insolvenzordung) and the German Contestation Act (Anfechtungsgesetz) and / or lead to or increase an adverse balance (Unterbilanz) of any Group Company.

6.2                               The Seller shall procure that between the Signing Date (including) and the Closing Date (including), except for any transactions contemplated by or any facts or events disclosed in this Agreement, no Leakage occurs by any of the Group Companies to any Leakage Addressee save for Permitted Leakage.

6.3                               “Leakage” shall mean:

6.3.1                     any return of share capital (whether by reduction of capital or redemption or purchase of shares or otherwise) and any amount payable on the repurchase, redemption, or reduction of any share capital;

6.3.2                     any dividend or comparable distribution (whether in cash or in kind);

6.3.3                     any waiver of claims, for the avoidance of doubt, by any Group Company vis-à-vis any Leakage Addressee;

6.3.4                     payment of any advisory, management, transaction, service or comparable fees;

6.3.5                     to the extent not for fair value (ohne angemessene Gegenleistung), any assumption or discharge of any liability, for the avoidance of doubt, of any Leakage Addressee or granting security for any such liability;

6.3.6                     to the extent not for fair value (ohne angemessene Gegenleistung), any transaction, for the avoidance of doubt, between any Group Company and any Leakage Addressee; and

6.3.7                     agree to do any of the foregoing.

6.4                               The following payments shall not constitute Leakage (“Permitted Leakage”):

6.4.1                     management fees up to EUR 117,500 (in words: one hundred seventeen thousand five hundred Euros) plus applicable taxes (if any) for the period from the Effective Date until 31 December 2015 and, if the Closing Date is later than 31 December 2015, in addition up to EUR 10,000 (in words: ten thousand Euros) plus applicable taxes (if any) per completed calendar year quarter from 1 January 2016 to the Closing Date, in each case payable by the Group Companies to Palero Capital;

6.4.2                     repayment by the Company of the principal and payment of interest in an amount of in total EUR 652,100 (in words: six hundred fifty-two thousand one hundred Euros) including applicable taxes (if any) relating to a loan with initial principal amount of EUR 1,200,000 (in words: one million two hundred thousand Euros) granted by the Seller to the Company with agreement dated 24 January 2014 (“Shareholder Loan”) thereby settling such Shareholder Loan in full; and

6.4.3                     the amendments of the employment agreements set forth in Schedule 9.2.9(a) and the payments as set forth in Schedule 9.2.9(f).

6.5                               In case of a breach of Clauses 6.1 and/or 6.2 (“Breach of No Leakage Provisions”), the Seller shall compensate the relevant Group Company the amount of the Leakage resulting from such Breach of the No Leakage Provisions on a Euro for Euro basis unless

6.5.1                     if and to the extent that the relevant Breach of the No Leakage Provisions simultaneously leads to a monetary gain by another Group Company, in which case the Seller shall compensate the relevant Group Company the balance of the amount of the Leakage less the amount of such monetary gain;

6.5.2                     an accrual has been included in the Financial Statements 2014 to cover such Breach of the No Leakage Provisions; and/or

6.5.3                     the Breach of the No Leakage Provisions has already been remedied by payments that have been made under the Seller’s Warranties.

7.                                      Closing

7.1                               Unless the Parties agree otherwise, the Parties shall take the Closing Actions in accordance with Clause 7.2 at 10 a.m. on January 12, 2016 (“Scheduled Closing Date”) at the offices of Peters, Schönberger & Partner mbB in Munich, Germany.

7.2                               On the Scheduled Closing Date, the Parties shall take, or cause to be taken on their behalf, the following actions (each a “Closing Action” and collectively the “Closing Actions”) which shall be taken in the order set forth below:

7.2.1                     The Seller shall deliver to the Purchaser:

(a)                                 the equity commitment letter as set out in Schedule 7.2.1(a) duly executed by palero invest s.à r.l.;

(b)                                 a duly executed resignation letter of Mr. Felix Frohn-Bernau in his capacity as managing director of the Company substantially as set out in Schedule 7.2.1(b) which resignation letter shall provide for a waiver of all (known or unknown, actual or contingent) claims that Mr. Felix Frohn-Bernau in his capacity as the Company’s managing director has against the Company as of the Scheduled Closing Date; and

(c)                                  a shareholders resolution of the Company substantially as set out in Schedule 7.2.1(c) accepting the above resignation and further granting Mr. Felix Frohn-Bernau full discharge and release from any liability in his capacity as managing director of the Company, except for intentional (vorsätzlich) breaches of his duties as a managing director.

7.2.2                     The Purchaser shall pay the Purchase Price to the Seller on the Seller’s Bank Account.

(the consummation of the Closing Actions, the “Closing”, and the exact time of the consummation of the last Closing Action, the “Closing Date”).

7.3                               Following due fulfilment of the Closing Actions, the Parties shall execute a closing memorandum substantially in the form attached as Schedule 7.3 which shall evidence the occurrence of the Closing. Each Party shall be entitled to submit such closing memorandum to the acting notary for the purpose of evidencing the Closing having occurred together with a request to file a new shareholders list for the Company to the commercial register.

8.                                      Further Effects of the Closing

8.1                               Upon Closing occurring and subject to Clause 8.2, the Purchaser shall have no claim with respect to the matters governed by this Agreement, and the Purchaser shall procure that the Group Companies have no claim in general, in each case whether known or unknown, against the Seller and/or the Seller’s Affiliates and/or any director, officer or employee of the Seller and/or of the Seller’s Affiliates, relating to the period up to Closing. The Purchaser shall not, and the Purchaser shall procure that the Group Companies and/or the Purchaser’s Affiliates shall not, raise or enforce any such claim or right against the Seller, any director, officer and/or employee of the Seller and/or the Seller’s Affiliates. The Purchaser shall hold any of the aforesaid harmless if any of the Group Companies and/or the Purchaser’s Affiliates raise or enforce any such claim or right.

8.2                               Clause 8.1 shall not apply to any rights or claims pursuant to this Agreement or to any rights or claims

8.2.1                     arising out of the intentional breach of a contractual or statutory obligation vis-à-vis the Group Companies, the Purchaser and/or its Affiliates; and

8.2.2                     outstanding primary performance under an agreement between the Seller and/or any of its Affiliates on the one hand and a Group Company on the other hand; or

8.2.3                     based on tort.

8.3                               The Purchaser shall hold the Seller, the Seller’s Affiliates and any director, officer and/or employee of the Seller and/or the Seller’s Affiliates as well as the Company’s managing directors harmless with respect to any potential claw-backs or similar repayment obligations, based on whatever reason, of any payments or distributions made by the Company to the Seller pursuant to the terms of this Agreement and in connection with the Shareholder Loan for a period of 12 months after the Closing Date.

9.                                      Seller’s Warranties

9.1                               The Purchaser and the Seller are professional parties and have received independent legal advice regarding the drafting and negotiation of this Agreement and the transactions contemplated by this Agreement. The Purchaser confirms that it has had access to detailed information from and about the Group Companies, that the Purchaser has knowledge of the contents of the Data Room and has satisfactorily completed a due diligence review prior to the signing of this Agreement. Consequently, the Parties wish to divert from the statutory warranty rights and replace them with the negotiated warranties set out in Clause 9.2 (“Seller’s Warranties”) and specific remedies set out in Clauses 10 and 11, which shall provide for a certain allocation of risk between the Purchaser and the Seller. The Seller’s Warranties are limited solely to those expressly set out in Clause 9.2 and no other representations, warranties, indemnities, hold harmless undertakings or guarantees are given, nor is any liability otherwise assumed by the Seller whether expressly, impliedly or by law.

9.2                               The Seller warrants to the Purchaser by way of an independent guarantee (selbständiges Garantieversprechen) within the meaning of section 311 para 1 German Civil Code that each of the following statements with their limited express content are true and accurate as of the Signing Date or as of such other date explicitly referenced in the relevant Seller’s Warranty; notwithstanding any other statements made in this Agreement, for the avoidance of doubt, any statements that are made subject to the Seller’s Knowledge, or receipt of any statement such as a termination or other notice, shall be given only as of the Signing Date.

9.2.1                     Power and Authority

As of the Signing Date and the Closing Date, the Seller has full power and authority to deliver this Agreement and to carry out the transactions contemplated by this Agreement. The Seller has in particular been duly authorized by all competent corporate bodies on the part of the Seller.

9.2.2                     Title to Sold Shares

As of the Signing Date and as of the Closing Date,

(a)                                 The Sold Shares comprise all of the issued and outstanding shares in the share capital of the Company. The Sold Shares have been properly authorized and have been validly issued;

(b)                                 The Sold Shares are owned by the Seller and are unencumbered and free from any third party rights; and

(c)                                  The Seller is entitled to sell and assign the Sold Shares pursuant to the terms of this Agreement.

9.2.3                     Company’s Corporate Status

As of the Signing Date and the Closing Date,

(a)                                 The Company is a limited liability company incorporated and validly existing under the laws of Germany. It has the requisite corporate power and corporate authority to carry on its business as conducted at present;

(b)                                 The current articles of association of the Company are set out in Schedule 9.2.3(b). No shareholders resolution has been passed to amend these articles of association which is not registered with the Company’s commercial register;

(c)                                  The Sold Shares are fully paid up and have not been repaid; there is no additional contribution obligation (Nachschusspflicht);

(d)                                 No obligation exists for the Company to issue or transfer to anyone at any time, any shares, depositary receipts for shares, any loan investments convertible into or exchangeable for shares or any form of equity, options, warrants, subscription rights, founders certificates, profit sharing certificates or other securities of any kind in respect of the Company;

(e)                                  The Company is not party to any enterprise agreements within the meaning of sections 291 et seqq. German Stock Corporation Act (Aktiengesetz) or agreements establishing silent participations (stille Gesellschaften); and

(f)                                   The Company is neither over indebted (überschuldet) nor insolvent (zahlungsunfähig) as defined under the German Insolvency Act, nor is it threatened with insolvency (drohende Zahlungsunfähigkeit) within the meaning of the German Insolvency Act, no voluntary or involuntary liquidation, administration or any other insolvency proceedings have been opened over the Company in any jurisdiction and, to the Seller’s Knowledge, no person has filed an application to begin any of those proceedings in any jurisdiction against the Company.

9.2.4                     Subsidiaries’ Corporate Status and Title to Shares in Subsidiaries

As of the Signing Date and the Closing Date,

(a)                                 Each Subsidiary is a body corporate properly incorporated and validly existing under the laws of the country in which it is incorporated and has the requisite corporate power and corporate authority to carry on its business conducted at present;

(b)                                 The current articles of association of the Subsidiaries are set out in Schedule 9.2.4(b). No shareholders resolution has been passed to amend these articles of association which are not registered with the respective Subsidiaries’ commercial register;

(c)                                  The Company has full legal title to shares in the Subsidiaries as set out in Schedule 1.2;

(d)                                 The shares in each Subsidiary as set out in Schedule 1.2 are unencumbered and free from any third party rights (save for mandatory Czech law with respect to the shares in the Czech Subsidiaries);

(e)                                  There is no agreement, arrangement or obligation to create or give a Third Party Right in relation to any shares in any Subsidiary or any unissued shares in the capital of any Subsidiary;

(f)                                   Other than as set out in Schedule 1.2, the Group Companies do not own any shares, depositary receipts for shares, any loan investments convertible into or exchangeable for shares or any form of equity, options, warrants, subscription rights, founders certificates, profit sharing certificates or other securities of any kind in respect of any other company, partnership, joint venture or other enterprise;

(g)                                  No obligation exists for any Subsidiary to issue or transfer to anyone at any time, any shares, depositary receipts for shares, any loan investments convertible into or exchangeable for shares or any form of equity, options, warrants, subscription rights, founders certificates, profit sharing certificates or other securities of any kind in respect of any Subsidiary;

(h)                                 No Subsidiary is party to any enterprise agreements within the meaning of sections 291 et seqq. German Stock Corporation Act (Aktiengesetz) or agreements establishing silent participations (stille Gesellschaften); and

(i)                                     Except for HeiDrive Verwaltung, no voluntary or involuntary liquidation, administration or any other insolvency proceedings have been opened over any Subsidiary in any jurisdiction and, to the Seller’s Knowledge, no person has filed an application to begin any of those proceedings in any jurisdiction against a Subsidiary.

9.2.5                     Books and Financial Statements

(a)                                 The books of the Company and of each of the Subsidiaries have been properly maintained as required under the applicable commercial laws (including German HGB regarding the German companies) and in accordance with past practice as well as in line with all internal guidelines, and are completely available, together with current business records, however, with respect to the Company only from 3 December 2013, until the Signing Date.

(b)                                 Copies of the individual financial statements of the Group Companies as of 31 December 2014 (each a “Financial Statement 2014” and together the “Financial Statements 2014”) are set out in Schedule 9.2.5(b). The respective Financial Statement 2014 for the Company is complete and correct and presents in all aspects a true and fair view of the assets and liabilities (Vermögenslage), financial condition (Finanzlage) and results of operation (Ertragslage) of the Company as required under the German Commercial Code (Handelsgesetzbuch - HGB), as per 31 December 2014. The respective Financial Statements 2014 for the Subsidiaries are complete and correct and present in all Material aspects a true and fair view of the assets and liabilities (Vermögenslage), financial condition (Finanzlage) and results of operation (Ertragslage) of the respective Subsidiary as required under the applicable commercial law, as per 31 December 2014.

(c)                                  The monthly financials showing the reporting of each of the Group Companies and the consolidated financials as per 30 September 2015 and as per 31 October 2015 (each a “Monthly Reporting” and together the “Monthly Reportings 2015”) including are set out in Schedule 9.2.5(c). The respective Monthly Reportings with respect to the results of operation (Ertragslage), in all material aspects (provided that for terms of this Clause 9.2.5(c), material aspects shall mean a financial impact in the aggregate of more than EUR 250,000), (i) are complete and correct, and (ii) present a true and fair view, subject to their limited purpose of (a) facilitating the operational steering of the Group Companies during the fiscal year, and (b) used by the Purchaser as the basis to determine the commercial terms of this Agreement.

(d)                                 The budget for 2016 of each of the Group Companies as well as the consolidated budget as set out in Schedule 9.2.5(d) (together the “Budget 2016”) is the official budget used by the Group Companies for operational purposes.

(e)                                  As of the Effective Date, the Company has accrued in the account numbers 390100 and/or 397000 an amount of EUR 174,140 and EUR 158,970, respectively. In the event that the Company has to make payments relating to the respective matters accounted for, the Seller shall pay 70% (in words: seventy per cent) of such payment to the Purchaser.

(f)                                   For clarification, the payments set forth in Schedule 9.2.9(f) are neither reflected in the Monthly Reportings 2015 nor in the Budget 2016.

9.2.6                     Assets

(a)                                 As of 31 December 2014, the Group Companies were the sole and unrestricted owner of all fixed assets (Anlagevermögen) and of all current assets (Umlaufvermögen) included in the respective Financial Statements 2014 (collectively the “Assets”), unless specified by Clause 9.2.6(b). The Assets represent all means of production (Produktionsmittel) that the Group Companies require to conduct the Business in its current form and in accordance with past practice as of the Signing Date. As of 31 December 2014, the Assets were in good operating condition, except for usual wear and tear in the ordinary course of business, and have been properly maintained in accordance with past practice thereafter. All fixed assets (Anlagevermögen) are owned by any of the Group Companies and are located in either of the Leased Real Estate, save for company cars and certain tooling (Werkzeuge) which are located with certain suppliers of any of the Group Companies.

(b)                                 As of 31 December 2014, the Assets were not encumbered with any rights of any third party (excluding for the avoidance of doubt intra-group encumbrances) except for (i) customary retention of title rights (Eigentumsvorbehalte), liens, pledges or other security rights in favor of suppliers, mechanics, workmen, carriers, land lords (in particular the security agreement relating to goods held in stock with Heidolph Elektro dated 11 January 2013 as supplemented on 24 January 2014) and the like, (ii) security rights of any kind granted to banks, factoring companies, insurers of goods and other lenders in respect of financial indebtedness shown in the respective Financial Statements 2014, (iii) easements granted in the ordinary course of business, or (iv) as otherwise set out in Schedule 9.2.6(b).

9.2.7                     Real Estate

(a)                                 No Group Company owns or co-owns any real property or has an inheritable building right (Erbbaurecht), an in rem lease (Dauernutzungsrecht) or similar in rem right relating to any real property.

(b)                                 Schedule 9.2.7(b) contains a correct and complete list of all real estate leased by any Group Company as of the Signing Date, and correctly states for each such piece of real estate the location and use, the landlord and the date of the lease agreement (together “Leased Real Estate”). No real property other than the leased real estate listed in Schedule 9.2.7(b) is necessary for the Group Companies to continue conducting their Business as it is conducted at the Signing Date.

(c)                                  The Group Companies’ agreements listed in Schedule 9.2.7(b) (the “Lease Agreements”) have not been terminated in writing by either party thereto and to the Seller’s Knowledge, neither any Group Company nor the respective contracting partner has violated a Lease Agreement in a manner which entitles the other party to terminate the Lease Agreement for cause. To the Seller’s Knowledge, the lease agreement regarding Starenstraße 23, Kelheim between Hans Heidolph as landlord and the Company as tenant is not prematurely terminable due to a written form insufficiency (Schriftformmangel) of the lease agreement, if any, existing at the Signing Date.

9.2.8                     Intellectual Property Rights

(a)                                 Schedule 9.2.8(a) includes a list of all material IP Rights (except for know-how) owned by the Group Companies as of 3 (in words: three) Business Days before the Signing Date stating for each such IP Right the type, subject matter, classes, applicable register or other identification data for all countries covered (together with the existing unregistered Material know-how necessary for conducting the Business as of the Signing Date, the “Owned IP Rights”). To the Seller’s Knowledge, the Group Companies are the unrestricted legal and beneficial owner of the Owned IP Rights as of 3 (in words: three) Business Days before the Signing Date and these are free of any rights of third parties, unless indicated otherwise in Schedule 9.2.8(a). To the Seller’s Knowledge, the Group Companies have properly maintained and are continuing until the Closing to properly maintain the Owned IP Rights in accordance with past practice, in particular in relation to applications in a timely manner for renewals and the payment when due of all registration and renewal fees as well as all annuities, if and to the extent applicable to the type of the respective Owned IP Right. Except as shown in Schedule 9.2.8(a), the Group Companies have not entered into license agreements as licensor (Lizenzgeber) with respect to any of the IP Rights to the extent such IP Right is material to the Business.

(b)                                 There are no material IP Rights licensed or sub-licensed by any third party (including, without limitation, Seller, Seller’s Affiliates or any other Group Company) to such Group Company.

(c)                                  To the Seller’s Knowledge, no third party has challenged in writing any Owned IP Right of the Group Companies since 31 January 2014 until 3 (in words: three) Business Days before the Signing Date. To the Seller’s Knowledge, the business operations of the Group Companies do not infringe any IP Rights of third parties.

(d)                                 Since 31 January 2014, no current and former consultant of the Group Companies have developed any IP Rights in the course of their performing services for any of the Group Companies.

(e)                                  During three years prior to the Signing Date, the Group Companies have taken reasonable steps as adequate for a medium sized company and in accordance with past practice to reasonably protect the Material trade secrets of the Business, including the application of the current standard employment contract since mid 2013.

(f)                                   This Clause 9.2.8 does not warrant the partial or full patentability (Schutzfähigkeit) or the commercial fitness of any of the IP Rights. This includes in particular any deregistrations or declarations of nullity relating to any IP Rights.

9.2.9                     Personnel Matters

(a)                                 Schedule 9.2.9(a) contains a list of the Group Companies’ managing directors and their service agreements.

(b)                                 Schedule 9.2.9(b) contains an anonymized list of all employees of the Group Companies including relevant information on the respective identification number, place of work, position/occupation, date of birth, date of entry, weekly work capacity, gross annual remuneration including bonuses or other incentives, if any, limitations (Befristungen), part time employment prior to retirement (Altersteilzeit), employees with specific termination protection due to motherhood protection, disabled persons protection or works council membership (besonderer Kündigungsschutz). Employees of the German Group Companies are generally entitled to 30 days of leave (Urlaub) per year,  except for six employees working in the field of pressure casting which are entitled to 33 days of leave per year, and eight employees with physical challenges that are entitled to 35 days of leave per year. Employees of the Czech Group Companies are entitled to the minimum annual leave time under Czech laws.

(c)                                  No Group Company is obliged to hire or re-hire persons that are not included in either of Schedule 9.2.9(a) and Schedule 9.2.9(b).

(d)                                 Schedule 9.2.9(d) contains a list of all shop agreements (Betriebsvereinbarungen), reconcilements of interests (Interessenausgleiche), social plans (Sozialpläne) that are applied at the Group Companies.

(e)                                  The Group Companies have paid all salaries, wages, bonuses and other remuneration owed and due to the Group Companies’ employees and managing directors up to the Signing Date.

(f)                                   Schedule 9.2.9(f) lists all bonuses payable by the Group Companies’ to their managing directors due to entering into and consummating this Agreement.

(g)                                  During 3 (in words: three) years prior to the Signing Date, the Group Companies have in Material respects complied with employment laws regarding all employees, provided that the Materiality of any non-compliance shall be determined on the basis of the type of non-compliance (and not as per employee affected by such non-compliance). To the Seller’s Knowledge, as of 3 (in words: three) business days prior to the Signing Date no employee has filed a claim of any sort against any of the Group Companies.

(h)                                 Schedule 9.2.9(h) includes for each of the Group Companies a correct and complete list of pensions and pensions commitments (betriebliche Altersvorsorge) under which any such Group Company has any obligations (together the “Pension Commitments”).

9.2.10              Permits, Compliance with Laws, Subsidies

(a)                                 To the Seller’s Knowledge, the Group Companies hold all permits, licenses or approvals required under public law for the operation of their Business (the “Permits”), and the Business is conducted in all material aspects in accordance with the Permits, including any ancillary provisions, except for (i) the potential absence of an operational permit for one building used by the Czech Subsidiaries, and (ii) the absence of a permit for the wastewater treatment unit operated by the Company at Starenstraße 50, Kelheim, Germany, provided that the Seller shall reimburse the Purchaser on a Euro for Euro basis for cost reasonably incurred by any Group Company associated with the application of such permits for (i) and (ii).

(b)                                 As of 3 (in words: three) Business Days before the Signing Date, no Group Company has received written notice of a withdrawal, revocation, expiration or restriction of the Permits. To the Seller’s Knowledge, the Permits have not been challenged vis-à-vis the Group Companies in writing since 31 January 2014.

(c)                                  The Company, the Group Companies, and the managing directors of the Group Companies have not, directly or indirectly, in the last five years, for the furtherance of the Business of the Group Companies (i) used any funds of the Group Companies for bribes (Schmiergelder) or political contributions in violation of applicable laws; (ii) requested or accepted any bribes or other unlawful benefits; or (iii) established or maintained any funds or assets that have not been properly recorded in the books and records of the Group Companies for the purposes of being usable to bribe. For the avoidance of doubt, the foregoing representations shall not apply to hospitality expenditures provided by or on behalf of any Group Company to third parties in accordance with generally accepted industry standards.

(d)                                 Except for matters that are the subject of the representations and warranties in Clauses 9.2.5 (Books and Financial Statements), 9.2.8 (Intellectual Property Rights), 9.2.9 (Personnel Matters), 9.2.12 (Tax Matters), 9.2.10(a) (Permits), 9.2.10(f) (Public Subsidies), 9.2.11(b) (Product Liability), and 14 (Environmental Indemnity) which are solely the subject of such Clauses, no Group Company has conducted its respective operations in violation of any law or order applicable to the respective Group Company which is Material to the Business. No non-compliance with the Permits, with applicable laws and regulations has been alleged in writing by any governmental authority vis-à-vis any Group Company which has not been fully complied with until the Signing Date.

(e)                                  No Group Company is subject to any administrative or criminal investigation notified in writing to such Group Company, and no such investigation has been threatened in writing to any Group Company.

(f)                                   All public grants (Zuschüsse), allowances, aids and other subsidies (Subventionen) in whatever form (the “Public Subsidies”) received by any of the Group Companies within the period of five (5) years prior to the date of this Agreement are listed in Schedule 9.2.10(f), and such list indicates the nature of the Public Subsidy and dates of any administrative orders, agreements or other instruments on which basis the Public Subsidy was given, the Group Company which received the Public Subsidy and the amounts received. No proceedings regarding a revocation or withdrawal of a Public Subsidy have been initiated in writing, or, to threatened in writing, and to Seller’s Knowledge there are no circumstances, which would justify the initiation of such proceedings. Each Group Company is in full compliance with its obligations under or in connection with the Public Subsidies, including the obligations under any ancillary provisions in the respective orders or agreements thereto.

9.2.11              Litigation

(a)                                 As of 3 (in words: three) Business Days before the Signing Date, to the Seller’s knowledge, there are no Material claims made in writing by any third party, and there is no pending (rechtshängige) litigation, either before court or arbitration tribunals or otherwise, or criminal proceedings, in which any Group Company is involved either as plaintiff, defendant or otherwise and no litigation proceedings, criminal proceedings and/or investigations by any authorities in which any Group Company is involved have been threatened in writing or notified in writing.

(b)                                 Except as disclosed in Schedule 9.2.11(b), the products designed, manufactured or distributed and the services rendered by the Group Companies prior to the Effective Date do not suffer from any defects which give rise to any Material product liability or warranty claims or the need to initiate product recalls (each case a “Product Defect”), and until the Signing Date no Material claims for a Product Defect have been raised against any Group Company. If and to the extent after the Signing Date a Product Defect materializes with regard to products or services distributed or provided after the Effective Date, the Seller shall not be liable for damages with regard to such Product Defects. If and to the extent any of the Group Companies, the Purchaser or their Affiliates derive any direct Tax benefit from actual payments made to non-affiliated customers resulting from a Product Defect with regard to products designed, manufactured or distributed or services rendered by the Group Companies prior to the Effective Date (the “Product Defect Tax Benefits”), and the Seller is liable for damages to the Purchaser pursuant to the terms of this Agreement with respect to such Product Defects, the liability of the Seller shall be reduced by an amount equal to the Product Defect Tax Benefits. A Product Defect Tax Benefit shall be determined with its value to be calculated on the basis of the statutory Tax rates applicable at that time. The Purchaser shall notify the Seller of any Product Defect Tax Benefit if and when realized; Clause 13.7.4(e) shall apply accordingly. For the avoidance of doubt the Product Defect Tax Benefits shall not exceed the amount of the respective damages owed by the Seller to the Purchaser. Except as disclosed in Schedule 9.2.11(b), within the past 5 (in words: five) years prior to the Signing Date, the Company or its predecessors in connection with the Business or any of the other Group Companies have not made any product recalls.

9.2.12              Tax

(a)                                 As of the Closing Date, each of the Group Companies has (i) duly and timely filed all Tax Returns required to have been filed under applicable law in compliance with applicable law and (ii) timely paid or withheld all Taxes which are due and payable.

(b)                                 From the Effective Date (including) until the Closing Date (excluding), the Group Companies have conducted their Tax affairs in all material respects in the ordinary course of business consistent with past practice applying mutatis mutandis Clauses 5.1 and 5.3.

(c)                                  As of the Signing Date, there are no claims or disputes of any Group Company with any Tax Authority which were notified to any of the Group Companies in writing, except as set forth in Schedule 9.2.12(c).

9.2.13              Material Agreements

(a)                                 Except for agreements entered into after the Signing Date in the ordinary course of business consistent with past practice, Schedule 9.2.13(a) includes collectively for the Group Companies a correct and complete list of at least the Top 10 customers as well as the key suppliers as of Signing (with such customer’s or supplier’s name being redacted), and correctly states for each such agreement the type of agreement, date and nature as well as the date of any ancillary agreements or amendments (the agreements listed or to be listed in Schedule 9.2.13(a) the “Material Agreements”).

(b)                                 Except as indicated in Schedule 9.2.13(a), (i) the Material Agreements are binding upon the Company and no other party to any of the Material Agreements has objected to the transfer, assignment and assumption (Vertragsübernahme) by the Company (or any of the other Group Companies) of the respective Material Agreement from Hans Heidolph or Heidolph Elektro in connection with the execution and performance of the Contribution Agreement, (ii) no party to a Material Agreement has given written notice of termination or indicated in writing that it will give notice of termination, and (iii) to the Seller’s Knowledge, no facts, circumstances or events exist which give any party to a Material Agreement the right to prematurely terminate such Material Agreement for cause.

9.2.14              Ordinary Course of Business

From the Effective Date (including) until the Signing Date (excluding), the Group Companies have conducted their Business in all material respects in the ordinary course of business consistent with past practice. From the Effective Date (including) until the Signing Date (excluding) no event, circumstance, or change in, or effect on, the Business of the Group Companies that materially adversely affected the business, assets, results of operations, financial condition of the Group Companies taken as a whole, for the financial year 2015, excluding changes of the financial markets or the general economic conditions and further excluding any changes which affect the industry of the Group Companies generally, unless such changes affect the Group Companies disproportionally, has occurred. In particular, none of the following measures have been effected or agreed to being effected:

(a)                                 a merger, demerger, conversion or any other corporate restructuring by any Group Company (except for corporate restructurings that result in the merger or accretion of one Group Company with another Group Company provided that none of the Group Companies involved in the merger or accretion has one or more shareholders which is not a Group Company);

(b)                                 increase or reduce the share capital of any Group Company or repurchase or redeem any of the shares in any Group Company;

(c)                                  issue any shares or any other equity interest in any Group Company or grant any option in respect of such shares or such other equity interest to any person not being a Group Company;

(d)                                 sell, assign or otherwise transfer any shares or other equity interest in any Group Company, or grant any option or encumbrance in respect of or over any such share or such interest to any person not being a Group Company;

(e)                                  create any encumbrances on the shares in any Group Company other than encumbrances existing or arising by operation of law; and / or

(f)                                   enter into any acquisition or divestiture by any Group Company of a shareholding or business.

Clause 5.3 shall apply mutatis mutandis. For the avoidance of doubt, the payments as per Schedule 9.2.9(f) shall not be treated as being outside of the ordinary course of business.

9.2.15              No Transactional Fees

No Group Company is obliged to pay any fees or commissions to any broker or advisor of the Seller or its Affiliates with respect to entering into and consummating this Agreement.

9.2.16              Insurance

Schedule 9.2.16 hereto contains a full and accurate list of the insurances taken out by the Group Companies. Each of the Group Companies has duly and timely fulfilled its entire obligations under such insurance policies, including in particular timely payment of insurance premiums. There are no unsettled insurance claims outstanding.

9.2.17              Completeness of Information

To the Seller’s Knowledge, the Disclosed Information is factually correct, is not misleading and presents a fair view of the Business in all material aspects taken as a whole, and no information which is material was withheld from the Purchaser of which a reasonable buyer of the Company should be aware, provided that for terms of this Clause 9.2.17, material shall mean an EBITDA impact of EUR 25,000 per each case and more than EUR 200,000 in the aggregate in 2016.

9.2.18              Certification

Except as indicated in Schedule 9.2.18, each of the Group Companies is certified in accordance with ISO 9000 (the “ISO Certification”). The ISO Certification is up to date, no non-compliance with the ISO Certification has been alleged in writing and, to the Seller’s Knowledge, there are no facts, circumstances or events which would justify such allegations.

9.3                               The Purchaser explicitly acknowledges to purchase and acquire the Sold Shares and the Business in the condition they are in on the Closing Date based upon its own inspection, examination and determination with respect thereto. The Purchaser further explicitly acknowledges to undertake the acquisition pursuant to this Agreement based upon its own inspection, examination and determination without any express or implied representations, warranties or guarantees of any nature made by the Seller except for the Seller’s Warranties explicitly given by the Seller under this Agreement.

9.4                               Without limiting the generality of the foregoing, the Purchaser acknowledges that the Seller gives no representation, warranty or guarantee with respect to

9.4.1                     any projections, estimates or budgets delivered or made available to the Purchaser of future revenues, future results or operations (or any component thereof), future cash flows or future financial condition (or any component thereof) or the future business operations of the Group Companies;

9.4.2                     any other information or documents made available to the Purchaser or its counsel, accountants or advisors with respect to the Business or the Group Companies except as expressly set forth in this Agreement; or

9.4.3                     any tax matter, save as expressly made in Clause 13.

9.5                               The entering into and consummation of the PASOTEC Transaction and all actions taken in connection herewith shall not constitute a violation of any Seller’s Warranty.

10.                               Remedies; Limitations and Exclusions of Seller’s Liability

10.1                        If any of the Seller’s Warranties should be incorrect in whole or in part or any of the activities described in Clause 5.1 or 5.2 occurred without prior written approval of the Purchaser (“Breach”), the Seller shall, within a reasonable time period, but no later than 1 (in words: one) month (“Cure Period”) after receipt of the respective notice of claim in accordance with Clause 10.4, put the Purchaser, or at the Purchaser’s election, the respective Group Company into the position it would have been in if the Breach had not occurred, provided that if

10.1.1              such restitution is impossible;

10.1.2              such restitution has not been effected by the Seller before the expiry of the Cure Period; or

10.1.3              the Seller finally refuses to make restitution in kind before the expiry of the Cure Period;

the Purchaser may claim compensation in money pursuant to Clause 10.2.

10.2                        Subject to Clause 10.1, the Seller shall pay to the Purchaser, or at the Purchaser’s election, to the respective Group Company, for any Purchaser Claim (as defined below) compensation in money (Schadensersatz in Geld) for the actual direct damages (direkte Schäden) as well as for indirect and consequential damages if and to the extent they are adequately foreseeable suffered by the Purchaser and/or a Group Company as a result of a Breach and/or any other alleged claim under or in connection with this Agreement, and, unless provided otherwise by other provisions of this Agreement, excluding in particular

10.2.1              any potential or actual reduction in value of the Company;

10.2.2              any damages based on the allegation that the Purchase Price has been calculated or determined on incorrect assumptions, in particular that a false multiple was used for valuation purposes;

10.2.3              except for damages that are adequately foreseeable, (i) any indirect damages and consequential damages, (ii) any loss of profits (entgangener Gewinn), (iii) any frustrated expenses;

10.2.4              any damages/losses to good will or for lost opportunities;

10.2.5              any damages calculated on the basis of a multiple used for valuation purposes; and

10.2.6              any internal costs incurred by any Group Company, the Purchaser and/or its Affiliates.

10.3                        Notwithstanding the exceptions for damages pursuant to Clauses 10.2.1 through and including 10.2.6, in case of a Breach of any of the Seller’s Warranties pursuant to Clause 9.2.5, damages shall be determined as follows: if any of the Financial Statements 2014 or any of the Monthly Reportings 2015 are not correct due to the lack or the incorrectness of one or more balance sheet positions (Bilanzpositionen) pursuant to Sec. 265 para. 2 and 3 of the German Commercial Code (Handelsgesetzbuch — HGB) (the “Balance Defect”) resulting in a decrease of the equity capital (Eigenkapital), such decrease shall constitute a damage to the Purchaser to be compensated by the Seller on a Euro for Euro basis, provided that in the individual case such damage exceeds EUR 25,000 (in words: twenty five thousand Euros).

10.4                        In the event of any alleged claim of the Purchaser against the Seller under or in connection with this Agreement, including any claim due to a Breach and any claim due to a Breach of No Leakage Provisions, but excluding any claim pursuant to Clause 13, (“Purchaser Claim”), the Purchaser shall give the Seller written notice of the alleged breach or non-fulfilment of the Seller’s obligation or Seller’s Warranty with such notice stating in reasonable detail the nature thereof and the approximate amount involved without undue delay after discovery and internal assessment (including discovery and internal assessment by the Group Companies after Closing) of such breach or non-fulfilment, in any event at the latest within 2 (in words: two) months after discovery. Any Purchaser Claim shall be excluded if the Purchaser does not give notice to the Seller within such notice period of 2 (in words: two) months. The Purchaser shall allow, and shall cause the Group to allow, the Seller and its accountants and professional advisors (which must be bound by a professional confidentiality obligation) to investigate the matter or circumstances allegedly giving rise to any Purchaser Claim, and whether and to what extent any amount is payable in respect of such Purchaser Claim including such assistance and, during normal business hours, access to the Purchaser’s and the Group Companies’ premises and personnel (including the right to examine and copy accounts, documents and records), as the Seller may reasonably request. The Seller agrees that all information obtained pursuant to this Clause 10.4 shall be treated as confidential by the Seller and its accountants and professional advisors. This shall also apply in the case of court or arbitration proceedings between the Parties in connection with the transactions contemplated by this Agreement.

10.5                        Any Purchaser Claim, and for the avoidance of doubt any liability of the Seller under or in connection with this Agreement, except for a Breach of No Leakage Provisions, is further excluded to the extent

10.5.1              except for Purchaser Claims pursuant to Clauses 14 and claims specifically described in Clauses 9.2.5(e) and 9.2.10(a) (i) and (ii), any of the underlying facts, circumstances or events forming the basis of a Purchaser Claim (anspruchsbegründende Umstände within the meaning of section 199 para. 1 no. 2 German Civil Code BGB) or determining the amount of damages caused (haftungsausfüllende Kausalität), have been fairly disclosed to the Purchaser and/or the Purchaser’s Representatives, due to a fair disclosure

(a)                                 in the electronic data room maintained at http://www.sterlingfp.com/ (“Data Room”); the Parties enter into a deposit agreement with the acting notary, a copy of which is set out in Schedule 10.5.1(a) hereto, and deposit a DVD with the acting notary with the entire contents of the Data Room for evidence purposes;

(b)                                 otherwise by the Seller, its advisors or any representative of any Group Company to the Seller and/or its Representatives in writing and exclusively as contained in Schedules to this Agreement; and/or

(c)                                  in the letter by the management of the Company describing the history of environmental matters at the Kelheim site as attached hereto as Schedule 10.5.1(c)

(together the “Disclosed Information”). For the avoidance of doubt, any information provided by the Seller to the Purchaser only orally and/or only otherwise shall not exclude any Purchaser Claim.

10.5.2              the damage was partly caused by the Purchaser and/or after Closing by the Group Companies;

10.5.3              the Purchaser fails to

(a)                                 give the Seller the opportunity to remedy a Breach pursuant to Clause 10.1 within the Cure Period; or

(b)                                 use reasonable efforts (including directing the Group Companies after Closing to use reasonable efforts) to mitigate its/their loss (section 254 German Civil Code BGB);

10.5.4              the underlying facts, circumstances or events give rise to a monetary gain or other benefit by or for the Purchaser or any Group Company (Vorteilsausgleich);

10.5.5              the matter giving rise to a Purchaser Claim is properly accounted, reflected or provided for in the Financial Statements 2014;

10.5.6              the damage results from or is increased by the passing of, or change in, after the Signing Date, any law, rule, regulation or administrative practice of any government, governmental authority, agency or regulatory body;

10.5.7              the damage results from or is increased by the change of control over any Group Company in the course of, or otherwise caused by, the transactions contemplated by this Agreement;

10.5.8              any Group Company (i) is entitled to claim against any third party damages or any other remedy or compensation (including under insurance policies or the Heidolph SPA) or (ii) would have been entitled to claim against any third party damages or any other remedy or compensation in relation to that potential Purchaser Claim if the Group Companies had continued the insurance coverage that is in place on the Signing Date; and/or

10.5.9              for which any Group Company has received compensation for a claim pursuant to the Heidolph SPA prior to the Closing Date.

10.6                        The liability of the Seller under or in connection with this Agreement shall be limited as follows:

10.6.1              The Purchaser is entitled to raise claims against the Seller under or in connection with this Agreement only to the extent that any Purchaser Claim in the individual case exceeds EUR 25,000 (in words: twenty five thousand Euros) (de minimis) and only to the extent the sum of all such claims exceeds EUR 250,000 (in words: two hundred fifty thousand Euros) (“Threshold”). In case the Threshold is exceeded, Purchaser shall be entitled to recovery of the full amount of all Purchaser Claims, subject to the other limitations in this Agreement; this Clause 10.6.1 shall not apply to a Purchaser Claim for:

(a)                                 a Breach of No Leakage Provisions;

(b)                                 a claim for specific performance (Erfüllungsanspruch) to transfer title to the Sold Shares under this Agreement;

(c)                                  a Breach resulting from any of the activities described in Clause 5.1 or 5.2 having occurred after the date hereof without prior written approval of the Purchaser (to the extent required);

(d)                                 a Breach of the Seller’s Warranty pursuant to Clause 9.2.5(c) or Clause 9.2.5(e), which shall be compensated to the Purchaser pursuant to the terms of the aforementioned Clauses;

(e)                                  a Breach of the Seller’s Warranty pursuant to Clause 9.2.10(a), which shall be compensated to the Purchaser pursuant to the terms of the aforementioned Clause; and / or

(f)                                   a Breach resulting from a Balance Defect, which shall be compensated pursuant to Clause 10.3.

For the avoidance of doubt, the de minimis and the Threshold pursuant to this Clause 10.6.1 shall be separate from the thresholds pursuant to Clause 13.9.2 and do not count against each other.

10.6.2              The maximum aggregate liability of the Seller for all claims under or in connection with this Agreement shall be limited to EUR 5,000,000 (in words: five million Euros) (the “Specific Warranty Cap”) except for any Purchaser Claim against the Seller due to

(a)                                 a Breach of any of Seller’s Warranties pursuant to Clauses 9.2.2, 9.2.4(c) and 9.2.4(d); or

(b)                                 a claim for specific performance (Erfüllungsanspruch) to transfer title to the Sold Shares under this Agreement; or

(c)                                  a Breach resulting from any of the activities described in Clauses 5.1 or 5.2 having occurred after the date hereof without prior written approval of the Purchaser (to the extent required);

for which the maximum aggregate liability is the Purchase Price;

(d)                                 a Breach of No Leakage Provisions, for which the maximum aggregate liability is not capped; and

(e)                                  claims pursuant to Clause 13 which shall be governed by Clause 13 and for which the maximum aggregate liability is not capped.

10.6.3              The limitations to any Purchaser Claim under this Agreement shall not apply in case of fraud or willful misconduct in which case the statutory rules shall apply.

10.7                        All Purchaser Claims shall be time barred 21 (in words: twenty one) months after the Signing Date, except for

10.7.1              Claims pursuant to Clause 13 which shall be time barred in accordance with Clause 13.9.1 only;

10.7.2              Claims pursuant to Clause 14 which shall be time barred in accordance with the provisions of Clause 14;

10.7.3              a Breach of any of Seller’s Warranties pursuant to Clauses 9.2.2, 9.2.4(c) and 9.2.4(d); and

10.7.4              a claim for specific performance (Erfüllungsanspruch) to transfer title to the Sold Shares under this Agreement;

each of which shall be time barred 5 (in words: five) years after the Signing Date;

10.7.5              Claims pursuant to Clause 6.1 which shall be time-barred 21 (in words: twenty-one) months after the Signing Date, however, at the earliest 3 (in words: three) months after the Seller’s claims under Clause 8.3 have become time-barred.

10.8                        Where one and the same set of facts qualifies under more than one provision entitling the Purchaser to a claim or remedy under this Agreement, there shall be only one claim or remedy which, however, may be based on several provisions of this Agreement. The foregoing shall in particular apply if one and the same set of facts qualifies under more than one of the Seller’s Warranties.

10.9                        Unless explicitly provided otherwise in this Agreement, to the extent legally permissible all claims and rights of the Purchaser of any legal nature whatsoever are hereby excluded and waived by the Purchaser. This exclusion and waiver covers, in particular, claims based on defects, claims pursuant to section 280 German Civil Code, claims based on breach of pre-contractual fault (culpa in contrahendo) or breach of contractual obligations (Pflichtverletzung), claims for compensation of frustrated expenses pursuant to section 284 German Civil Code, the right to reduce the Purchase Price (Minderung), any liability in tort (Deliktshaftung), rights to terminate the Agreement because of the lack of essential qualities, or any claims pursuant to section 313 German Civil Code (Wegfall der Geschäftsgrundlage) or any other rights to rescind, withdraw from or terminate the Agreement or exercise any right or remedy which would have a similar effect. Any claims for specific performance (Vertragserfüllung) pursuant to this Agreement, or based on sections 123 and/or 826 German Civil Code shall not be affected.

10.10                 Section 254 German Civil Code shall remain unaffected.

10.11                 The Purchaser shall procure that the Group Companies comply with their obligations pursuant to the Heidolph SPA from the Closing Date.

10.12                 To the extent damages are paid to the Purchaser, such payments shall as between the Seller and the Purchaser be treated as a reduction of the Purchase Price.

10.13                 This Clause 10 shall not apply to tax-related claims pursuant to Clause 3.4, Clause 9.2.5(a), Clause 9.2.12, Clause 13 and Clause 16.3.

10.14                 This Clause 10 shall not apply to claims pursuant to Clause 14, except for the following clauses which shall apply:  Clause 10.5.4, Clause 10.6.3, Clause 10.8, Clause 10.9, and Clause 10.10.

11.                               Third-Party Claims

11.1                        The Seller shall be allowed to participate in any negotiations or proceedings relating to (i) any claim made against, or request or demand made to, the Purchaser or any Group Company by any third party and (ii) any investigation by any third party, which in any case in relation to (i) and/or (ii) may give rise to a Purchaser Claim ((i) and (ii) together “Third Party Claim”).

11.2                        If the Purchaser becomes aware of any Third Party Claim, and the Purchaser shall request reports in relation to Third Party Claims from the Group Companies on a quarterly basis after Closing, the Purchaser shall, and shall procure that each relevant Group Company shall:

11.2.1              promptly, at the latest within 20 (in words: twenty) Business Days of becoming so aware, give notice of such Third Party Claim to the Seller and thereafter consult with the Seller in respect of such Third Party Claim;

11.2.2              during normal business hours, allow the Seller and its representatives to inspect and take copies of all necessary books, correspondence and records of the Purchaser and any relevant Group Company;

11.2.3              except with the Seller’s prior written (including text form, Sec. 126b German Civil Code) consent, not admit liability in respect of or compromise, or settle any Third Party Claim;

11.2.4              without prejudice to the Purchaser’s duties pursuant to section 254 paragraph 2 German Civil Code, upon the Seller’s request either (i) to take themselves, according to the Seller’s instructions and on their own behalf and on their own costs, however, subject to the reimbursement of reasonable out-of-pocket expenses (save for internal administration and overhead costs) as provided below or (ii) to enable the Seller to take on behalf of the Purchaser and/or the relevant Group Company and on the Seller’s cost, all steps which are reasonable in the Seller’s discretion to mitigate, avoid, contest, remedy or defend such Third Party Claim and any adjudication in respect of such Third Party Claim or to enforce against any person (other than the Seller) the rights of the Company, the relevant Group Company and the Purchaser in relation to the subject matter of the Third Party Claim; and/or

11.2.5              require the personnel of the Purchaser and of any relevant Group Company to provide statements and proofs of evidence, and to attend at any trial or hearing to give evidence or otherwise, and to provide reasonable assistance to enable the Seller to mitigate, avoid, contest, remedy or defend any Third Party Claim on their own behalf, however, subject to the reimbursement of costs below.

11.3                        The Seller shall not be liable for any Purchaser Claim arising from or in connection with a Third Party Claim if the Purchaser has not complied with the provisions of this Clause 11 in respect of such Third Party Claim unless to the extent the Purchaser provides reasonably sufficient documentation that non-compliance did not increase the Seller’s liability.

11.4                        The costs and expenses incurred by the Parties in connection with defending the Third Party Claim shall be borne by the Seller to the extent that the Third Party Claim relates to a Purchase Claim for which the Seller is held liable, but otherwise by the Purchaser. The Seller shall reimburse the Purchaser and the relevant Group Company for reasonable out-of-pocket expenses (save for any internal costs and expenses) incurred by the Purchaser and the relevant Group Company in the course of those actions undertaken by them pursuant to this Clause 11.

12.                               Purchaser’s Warranties

12.1                        The Purchaser warrants to the Seller by way of an independent guarantee (selbstständiges Garantieversprechen) within the meaning of section 311 para 1 German Civil Code that the statements set forth in this Clause 12.2 (“Purchaser’s Warranties”) are true and correct as of the Signing Date and the Closing Date. The Purchaser’s Warranties shall constitute separate, independent obligations of the Purchaser and the scope and content of each representation and warranty of each of them and any liability arising hereunder shall be exclusively defined by the provisions of this Clause 12, which provisions form an integral part of such representations and warranties.

12.2                        Purchaser’s Warranties

12.2.1              The Purchaser has the full corporate power and authority to deliver this Agreement and to carry out the transactions contemplated hereby and such transactions have been duly authorized by all necessary corporate action on the part of the Purchaser.

12.2.2              The execution and performance by the Purchaser of this Agreement and the consummation of the transactions contemplated hereby require no prior approval by or filing with any governmental body, public agency or official or other third party.

12.2.3              The Purchaser has no obligation or liability to pay any fees or commissions to any broker or finder with respect to the transactions contemplated by this Agreement for which the Seller, Palero Capital and/or their Affiliates could become liable.

12.2.4              To the Purchaser’s Knowledge at the Signing Date, there exist neither claims nor any grounds for any claim against the Seller under Clause 9.

13.                               Tax Indemnity

13.1                        From and after the Closing Date, the Seller agrees to hold harmless (freistellen) the Purchaser, or in the discretion of the Purchaser the relevant Group Company, against all Taxes imposed on the Group Companies for the Relevant Tax Period, provided, however, that this hold harmless shall not apply to any Taxes

13.1.1              reflected (e.g. as liability, provision or accrual) or reserved for in the Financial Statements 2014;

13.1.2              that have been paid on or prior to the Closing Date;

13.1.3              for which any Group Company has received compensation for a claim pursuant to the Heidolph SPA prior to the Closing Date;

13.1.4              for which any Group Company has received any third party damages or any other remedy or compensation (including under insurance policies, or the Heidolph SPA) in relation to these Taxes;

13.1.5              resulting from any future measures or transactions (including mergers or other reorganization measures) undertaken or caused by the Group Companies, the Purchaser or any of its Affiliates on or after the Closing Date;

13.1.6              attributable to elections (including any change in the accounting or taxation policies or practices) unless required by law or instructed by the Tax Authorities, initiated on or after the Closing Date by the Group Companies, the Purchaser or any of its Affiliates;

13.1.7              that correspond to any Tax benefits of the Group Companies, the Purchaser or any of its Affiliates after the Effective Date, to the extent such Tax benefit is resulting from a reallocation of income or Tax basis (e.g. a Tax audit leads to a lower Tax basis of the Group Companies, the Purchaser or any of its Affiliates for periods after the Effective Date due to higher depreciations that relates to a surplus Tax basis of the Group Companies, the Seller or any of its Affiliates for the Relevant Tax Period); provided that such Tax benefit shall be determined with its net present value to be calculated for income tax purposes on the basis of the respective statutory Tax rates applicable at that time and discounted by 6% (in words: six percent) per annum; or

13.1.8              relate to any non-compliance of the Purchaser with any of the obligations under this Clause 13, unless and to the extent Purchaser provides evidence that the relevant Taxes were not increased by Purchaser’s non-compliance.

13.2                        Payment by the Seller of any Taxes or portion of such Taxes pursuant to Clause 13.1 shall be made within 10 (in words: ten) Business Days following written and sufficiently detailed notification by the Purchaser that the payment of such amounts to the appropriate Tax Authority is due and after the Seller has been provided with adequate information in this respect, provided that the Seller shall not be required to make any payment earlier than 5 (in words: five) Business Days before such Taxes are due to the appropriate Tax Authority. In case any Group Company or the Purchaser is entitled to any claim against any third party in relation to Taxes for which indemnification is requested, payment by the Seller shall only be made simultaneously against assignment of the relevant third party claim to the Seller. Upon request of the Seller, the Purchaser shall procure that the respective Group Company uses its best efforts to achieve a deferred payment date, in particular but not limited to the application for a suspension of enforcement of a Tax payment liability. Any interest or additional payment resulting from such deferral or suspension is borne by the Seller. If the Tax for which the Seller has made a payment is subsequently refunded or reduced, the difference between the higher payment by the Seller and the lower Tax amount shall be reimbursed within 10 (in words: ten) Business Days by the Purchaser to the Seller, including all interests in relation thereto.

13.3                        In the case of any Tax based upon or measured by gross or net income or receipts, sales or services (e.g. corporate income tax, trade tax or VAT), Seller’s liability for Taxes shall be limited to the amount that would be payable if the taxable period ended on the Effective Date and, in the case of any other Tax to the amount of Taxes for the entire taxable period multiplied by a fraction the numerator of which is the number of days of the portion of the Relevant Tax Period and the denominator of which is the number of days of the entire taxable period. For the avoidance of doubt: Any amounts attributable to business or accounting transactions on or prior to the Effective Date shall be allocated to the Relevant Tax Period, and any amounts attributable to business or accounting transactions after the Effective Date shall be allocated to the portion of taxable period beginning after the Relevant Tax Period. For credits or refunds in relation to Taxes, the preceding sentences shall apply mutatis mutandis.

13.4                        From and after the Closing Date, the Purchaser undertakes to pay to the Seller any Tax receivable, refund or credit (“Tax Refund”) realized or received by the Purchaser, any of its Affiliates or the Group Companies after the Closing Date in relation to any Group Company for the Relevant Tax Period or attributable to an amount paid (and not yet reimbursed) by Seller pursuant to Clause 13.2 above unless and to the extent reflected as a receivable in the Financial Statements 2014. The payment is due within 10 (in words: ten) Business Days after the Tax Refund or portion thereof has been realized or received by the relevant recipient. The Purchaser shall not be obliged to pay to the Seller a Tax Refund that corresponds to any Tax burdens of the Group Companies, the Purchaser or any of its Affiliates after the Effective Date, to the extent such Tax burden is resulting from a reallocation of income or Tax basis (e.g. a Tax audit leads to a higher Tax basis of the Group Companies, the Purchaser or any of its Affiliates for periods after the Effective Date due to higher appreciations or lower depreciations that relates to a decreased Tax basis of the Group Companies, the Seller or any of its Affiliates for the Relevant Tax Period); provided that such Tax burden shall be determined with its net present value to be calculated for income tax purposes on the basis of the respective statutory Tax rates applicable at that time and discounted by 6% (in words: six percent) per annum. Clauses 13.1.1 through 13.1.8 shall apply accordingly.

13.5                        As from the Closing Date,

13.5.1              the Seller and the Purchaser shall cooperate with each other and shall provide information to each other as either of them reasonably requests (and the Purchaser shall cause the Group Companies to cooperate and provide information as set forth above) in filing any Tax Return, amended return or claim for refund, determining any liability for Taxes or a right to a Tax Refund or participating in or conducting any audit or other proceeding in respect of Taxes relating to the Group Companies, or preparing of any financial statements including annual reports and related accounting matters. Such cooperation and information shall include provision of copies of relevant Tax Returns, together with accompanying schedules and related work papers and documents relating to rulings or other assessments by Tax Authorities. The Seller and the Purchaser shall make their respective employees available (and the Purchaser shall cause the employees of the Company to be available) on a mutually convenient basis to provide explanations of any documents or information provided hereunder;

13.5.2              the Purchaser shall ensure that the Group Companies keep of all returns, schedules and work papers and all material records and other documents in the possession of the Purchaser or the Group Companies and relating to Tax matters of the Group Companies for the Relevant Tax Period at least until the expiration of the relevant statutory keeping periods, provided, however, that the relevant keeping period shall in any case not end prior to the expiration of six months after the Tax assessment, to which such returns and other documents relate, becomes final and binding; and

13.5.3              the Purchaser shall procure that the Group Companies comply with their obligations in respect of Taxes pursuant to the Heidolph SPA.

13.6                        As from the Closing Date, the Purchaser shall promptly, however at the latest within 10 (in words: ten) Business Days, notify the Seller upon obtaining knowledge as to the commencement of any Tax audit or administrative or judicial proceeding or other claim of Tax Authorities or issuance of a Tax assessment that relates to any Group Company and the Relevant Tax Period. Such notice shall be in writing and shall contain factual information describing the asserted Tax liability in reasonable detail and shall include copies of any notice or other document received from any Tax Authority in respect of any such asserted Tax liability.

The Purchaser shall further promptly, however at the latest within 10 (in words: ten) Business Days, notify the Seller in writing of the receipt of any Tax Refund realized or received by the Purchaser, any of its Affiliates or the Group Companies. Upon request of the Seller, the Purchaser shall within six months following the end of each calendar year deliver a written statement of a certified reputable accounting firm which confirms that the Purchaser has complied with the notifications in this Clause 13.6. The Seller is entitled to appoint a certified reputable accounting firm elected in their own discretion to review, at Seller’s expense, the statement received from the Purchaser.

13.7                        In relation to actions including legal remedies or appeals with respect to any audit, claim for refund or administrative or judicial proceeding involving any asserted liability with respect to the Relevant Tax Period or any Tax Refund (any such action, audit, claim for refund or other proceeding, a “Contest”) the Parties agree as follows:

13.7.1              The Seller may elect, at any time, to direct, through counsel of its own choice and at its own expense, any Contest.

13.7.2              If the Seller elects to direct a Contest, then (i) the Seller shall notify the Purchaser of its intent to do so, (ii) the Purchaser shall cooperate and follow Seller’s legally valid and reasonable instructions and shall cause the Group Companies or its respective successors to cooperate and follow the Seller’s instructions in each phase of such Contest, and (iii) the Purchaser shall promptly empower and shall cause the Group Companies or its respective successors promptly to empower (by power of attorney and such other documentation as may be necessary and appropriate) the designated representatives of the Seller to represent the Purchaser and the Group Companies and/or their successors on their behalf in the Contest insofar as the Contest involves a potential Tax liability relating to the Relevant Tax Period or any Tax Refund. In the event that an instruction by the Seller as set forth above may result in any negative consequences for the Purchaser or any of the Group Companies or their respective successors, the Purchaser shall not be obliged to follow Seller’s instructions if and to the extent the Purchaser waives its right to receive compensation on Taxes in this regard under this Agreement.

13.7.3              If the Seller has not elected to direct the Contest, the Purchaser shall carry out, and shall ensure that the Group Companies carry out, such Contest.

13.7.4             Irrespective of whether the Seller has elected to direct a Contest, the Purchaser shall in, or in relation to, any Contest

(a)                                 ensure that, without undue delay, the Seller is provided with all correspondence with the Tax Authorities, and upon request is granted access to the annexes and other relevant information in connection therewith;

(b)                                 grant, and shall ensure that the Group Companies grant, the Seller and the Seller’s counsel the right to participate in the audit including the right to attend any meetings with the Tax auditor;

(c)                                  request, and shall cause the Group Companies to request, that the relevant Tax auditor provides material questions in writing and that such questions be promptly forwarded to the Seller for the Seller’s evaluation and comments;

(d)                                 duly incorporate, and shall ensure that the Group Companies duly incorporate, in any statement to the Tax auditor any comments the Seller may have and shall in no event make any comments in writing to the Tax auditor without the prior written consent of the Seller;

(e)                                  grant, and shall ensure that the Group Companies grant the Seller access to (including the right to examine and receive copies of) all documents, accounts, records and other supporting material relevant in the Contest;

(f)                                   appeal or take legal action, and shall ensure that the Group Companies appeal or take legal action, based on Seller’s instructions and follow Seller’s legally valid and reasonable instructions in respect of any such appeal or legal action. In the event that an instruction by the Seller as set forth above may result in any negative consequences for the Purchaser or any of the Group Companies or their respective successors, the Purchaser shall not be obliged to follow Seller’s instructions if and to the extent the Purchaser waives its right to receive compensation on Taxes in this regard under this Agreement;

(g)                                  not make any statements in writing, and shall ensure that the Group Companies do not make any statements in writing, vis-à-vis the Tax Authorities without the prior written consent of the Seller; and

(h)                                 not enter into, and shall ensure that the Group Companies do not enter into any agreements or settlements with the Tax Authorities without the prior written consent of the Seller.

13.8                        The Purchaser agrees to assume liability for and to pay all sales, use, transfer, stamp, stock transfer, real estate transfer or gains and similar Taxes incurred as a result of entering into this Agreement or performing the transactions contemplated by this Agreement and to hold the Seller harmless (freistellen) for any such liabilities.

13.9                        The liability of the Seller and the Purchaser, as the case may be, under this Clause 13 shall be limited as follows:

13.9.1              The obligations of the Parties pursuant to this Clause 13 shall be time barred on the earlier of the date falling six months after (i) the point in time upon which the respective Tax liability has been determined by a final and binding Tax assessment after a comprehensive Tax audit or (ii) the end of the regular statutory prescription of the respective Tax assessment.

13.9.2              The Seller and the Purchaser shall only be liable in respect of a claim under this Clause 13 to the extent that (i) each individual claim with respect to each type of Tax for each Tax period and each relevant entity under this Clause 13 exceeds EUR 5,000 (in words: five thousand Euros), provided that an individual claim shall mean any additional Tax or newly assessed Tax in a Tax assessment note in aggregate, and (ii) the aggregate amount of all such claims under this Clause 13 exceeds EUR 50,000 (in words: fifty thousand Euros) in which case the amount from the first Euro may be claimed. For the avoidance of doubt, the thresholds pursuant to this Clause 13.9.2 shall be separate from the thresholds pursuant to Clause 10.6.1 and do not count against each other.

13.10                 To the extent permitted by law, the Seller and the Purchaser agree that all payments made pursuant to this Clause 13 as well as other payments for warranties or other indemnification under this Agreement shall be adjustments to the Purchase Price.

13.11                 Save for Clauses 3.4, 9.2.5(a), 9.2.11(b), 9.2.12 and 16.3, this Clause 13 shall be the sole provision with respect to pure Tax matters and the claims of the Seller and the Purchaser with respect to Taxes shall be limited to the claims stipulated under this Clause 13.

14.                               Environmental Indemnity

14.1                        Seller shall indemnify and hold harmless Purchaser and/or, at Purchaser’s election, the Group Companies, from and against any damages (including, without limitation, reasonable fees and expenses of environmental consultants and, legal and other advisors, but excluding lost profit and consequential damages) resulting from:

14.1.1              obligations of the Company or any of the other Group Companies to remediate non-compliance issues with regard to environmental permitting, wastewater and hazardous substances management existing as of the Signing Date (the “Environmental Compliance Measures”), including (i) obtaining required permits for wastewater treatment facilities operated by any Group Company, (ii) installing a process and, if needed, facilities to monitor zinc-parameters in wastewater if and to the extent required by existing Permits, (iii) installing a process and, if needed, facilities to conduct a regular TV-inspection of the combined sewer system operated by any Group Company if and to the extent required under applicable laws, (iv) installing a process and, if needed, facilities to conduct a TÜV inspection of oil/water separators operated by any Group Company if and to the extent required under applicable laws, and (v) installing a process and, if needed, facilities to improve the storage and handling of Hazardous Materials at the sites operated by any Group Company;

14.1.2              obligations of Purchaser or any Group Company to carry out investigation measures for purposes of risk assessment (Maßnahmen zur Gefährdungsabschätzung), clean-up measures (Sanierungsmaßnahmen), securing measures (Sicherungsmaßnahmen), protective containment measures (Schutz- und Beschränkungsmaßnahmen) or measures to eliminate, reduce or otherwise remedy an immediate danger to life or health (Maßnahmen zur Abwehr von unmittelbar drohenden Gefahren für Leben und Gesundheit), in each case relating to an Existing Environmental Condition (“Environmental Remediation Measures”), provided, however, that such Environmental Remediation Measures (x) have to be performed pursuant to a final or immediately enforceable order by an authority (bestandskräftiger oder sofort vollziehbarer Verwaltungsakt), a final court judgment, or arbitral award (rechtskräftiges Urteil oder Schiedsspruch), or an agreement with an authority relating to clean-up measures (öffentlich-rechtlicher Sanierungsvertrag); (y) have been consented to in writing by Seller; or (z) are necessary to eliminate, reduce or otherwise remedy an immediate danger to life or health, provided further that the procedure set out in Clause 14.8 has been or is complied with; and

14.1.3              claims of third parties for compensation of damages suffered as a result of Existing Environmental Conditions

(each separately and together the “Environmental Liabilities”).

14.2                        “Existing Environmental Condition” shall mean the presence on the Closing Date of Hazardous Materials in the soil, leachate (Sickerwasser), soil-vapor (Bodenluft), ground water (Grundwasser), surface water (Oberflächenwasser), or building of the Leased Real Estate or any other real properties which have been owned, occupied (Inhaberschaft der tatsächlichen

Gewalt) or used by any Group Company on or prior to the Closing Date (collectively the “Covered Properties”).

14.3                        “Hazardous Materials” shall mean any pollutants, contaminants or hazardous substances according to the Environmental Laws including, without limitation, oil, petroleum, asbestos, hazardous wastes or toxic, explosive or radioactive substances.

14.4                        “Environmental Laws” shall mean all applicable laws (Gesetze, Verordnungen, Satzungen), ordinances (Verwaltungsvorschriften), rules, directives and regulations (technische Normen und Regelwerke) relating to environmental matters and being applicable to the Group Companies or the Covered Properties, as the case may be.

14.5                        Seller’s obligations pursuant to Clause 14.1.2 and 14.1.3 shall, depending on the year after the Closing Date in which an Environmental Liability is notified to Seller in accordance with Clauses 14.6 be limited to the following percentages of such Environmental Liability:

Year after the Closing Date	Percentage

1st	95%

2nd	80%

3rd	60%

4th	40%

5th	20%

6th	0%

provided, however, that in respect of any Environmental Liabilities notified the damages against which indemnification is sought must actually be suffered or incurred by Purchaser or the Group Companies within 12 (in words: twelve) months after such notification, it being understood that Seller shall not be obliged to indemnify and hold harmless Purchaser or the Group Companies from and against any Environmental Liabilities suffered after the 6th anniversary of the Closing Date. To the extent that such Damages are not suffered or incurred within such twelve months’ period, the percentage applicable to such Damages shall be determined on the basis of the year in which such Damages are actually suffered or incurred.

14.6                        The Purchaser shall procure that the Company and the respective Subsidiaries first approach the landlord of the respective Covered Properties with the request to remedy the circumstances which have given rise to a potential Environmental Liability, unless with regard to Environmental Compliance Measures it is evident that the respective landlord has no obligation whatsoever under any of the Lease Agreements for such remediation.

14.7                        All measures taken by Purchaser with respect to any Environmental Liability shall be conducted after prior consultation (Anhörung) with Seller only, unless immediate action is required (Gefahr im Verzug).

14.8                        As from the Closing Date, the Purchaser shall promptly notify, however at the latest within 10 (in words: ten) Business Days of any order by an authority (Verwaltungsakt) with regard to a potential Environmental Liability. Clause 13.7 shall apply accordingly, unless otherwise provided by Clause 14.9.

14.9                        Notwithstanding Clause 14.7, if Purchaser or any Group Company becomes aware after the Closing Date of any circumstances giving a reasonably clear indication of an Environmental Liability which to the reasonable anticipation of the Purchaser exceeds EUR 250,000 (the “Indication”), the following steps shall be taken:

14.9.1              Purchaser shall give Seller written notice within 30 (in words: thirty) Business Days following the indication (the “Environmental Liability Notice”). The Environmental Liability Notice shall state the nature and amount of the Environmental Liability, if and to the extent that such amount can with reasonable effort be determined at the time the Environmental Liability Notice is given.

14.9.2              To the extent reasonably required by Seller to assess the Environmental Liability, and subject to Purchaser and the Group Companies, as applicable, being reimbursed their reasonable out-of-pocket costs and expenses by Seller, Purchaser shall provide, and shall procure that the Group Companies provide, Seller and its professional advisers access during normal business hours to the Covered Properties, their relevant books, other records and management and copies of relevant documents and other information.

14.9.3              If Seller objects in writing to measures with respect to any Environmental Liability proposed by the Purchaser (the “Seller Objection”) within 30 (in words: thirty) Business Days following receipt of the Environmental Liability Notice, Purchaser and Seller shall negotiate in good faith to agree on a joint approach.

14.9.4              If no agreement can be reached within 30 (in words: thirty) Business Days following receipt of the Seller Objection by the Purchaser, Purchaser and Seller shall appoint an independent third party expert (the “Environmental Expert”). If the Purchaser and the Seller cannot agree on an Environmental Expert within 10 (in words: ten) Business Days, the chairman of the Chamber of Industry and Commerce (IHK) Munich and Upper-Bavaria shall appoint upon request of either party an Environmental Expert.  The Environmental Expert shall evaluate the Environmental Liability and propose reasonable and appropriate most cost-efficient measures for the remediation of the specific Environmental Liability in question. The proposal by the Environmental Expert shall be binding upon the Purchaser and the Seller. The costs for the Chamber of Industry and Commerce, if any, and for the Environmental Expert shall be split equally between the Seller and the Purchaser.

14.9.5              Purchaser shall keep Seller reasonably informed of the status of any proceeding with regard to Environmental Liabilities. Seller shall be given the opportunity to participate in meetings with any authorities relating to the Environmental Liability in question.

14.10                 Without prejudice to Clause 10, Purchaser shall not have a claim under Clause 14.1 if and to the extent that:

14.10.1       Purchaser has failed to comply with its obligations under Clause 14.6 through 14.9.2 and such failure has affected the ability of Seller to avoid or mitigate the Environmental Liability; or

14.10.2       the Environmental Liability is incurred as a consequence, after the Closing Date, of (a) grossly negligent omissions by Purchaser or the Group Companies to take actions required under any Environmental Laws in force at the time of the omission, (b) any activities of Purchaser or the Group Companies outside the ordinary course of business consistent with past practice, in particular any material change of use, cessation of business activities or abandonment of any buildings on the Covered Properties, (c) a failure of Purchaser or the Group Companies to take reasonable measures to minimize risks or to apply environmental and safety standards in accordance with past practice and any Environmental Laws in force.

14.11                 Any claims of Purchaser under Clause 14.1.1 shall be time barred 21 months after the Closing Date.

14.12                 Any claims of Purchaser under Clauses 14.1.2 and 14.1.3 shall be time barred three (3) months after the end of the last year according to which Seller shall be liable for any percentages of any Environmental Liability pursuant to Clause 14.5.

14.13                 The aggregate maximum liability of the Seller under this Clause 14 shall be limited to EUR 7,000,000 (in words: seven million Euros) (the “Environmental Indemnity Cap”). The

Specific Warranty Cap and the Environmental Indemnity Cap shall count against each other, provided however, as regards payments of the Seller for any Environmental Liabilities that only any such payments exceeding in the aggregate EUR 2,000,000 (in words: two million Euros) shall count against the Specific Warranty Cap.

15.                               Confidentiality

15.1                        Subject to Clause 15.3 and save as required by law or by any regulation, rule or any court, governmental or quasi-governmental authority or with the prior written consent of the other Party (which shall not be unreasonably withheld in respect of press releases), each Party shall keep strictly confidential, and no Party shall make any press release or similar public announcement or disclosure about:

15.1.1              the existence and the contents of this Agreement, provided, however, that

(a)                                 the parent company of the Purchaser will be required under applicable laws and regulations by the U.S. Security Exchange Commission (SEC) to disclose the Agreement in its SEC filings which will constitute public records;

(b)                                 the Parties shall agree in good faith on a public announcement to the marketplace to be made after the Closing; and

15.1.2              any information they have received about each other and about the other’s Affiliates since they commenced talks about the acquisition of the Sold Shares, to the extent that such information is not known or available to the public, or the respective other Party has not consented to the disclosure of the information.

15.2                        If any disclosure or announcement of confidential matters referred to in Clause 15.1 is required by law or by any regulation, rule or any court, governmental authority, such disclosure may be made by the Party which has been addressed but only upon advice of its legal counsel and to the extent legally permissible and reasonably possible after:

15.2.1              having informed the other Parties without undue delay about the existence and scope of such obligation and the circumstances under which the obligation has been imposed upon it;

15.2.2              ensuring the confidential treatment of such information disclosed to the relevant public authority, court or regulatory body;

15.2.3              consulting with the other Parties on possible steps to avoid or limit the disclosure; and

15.2.4              taking into account any reasonable steps another Party may reasonably request to prevent or limit the scope or impact of such disclosure.

15.3                        Notwithstanding Clause 15.1, the Seller and the Purchaser may disclose the existence and content of this Agreement to:

15.3.1              any investor in a fund which holds an (indirect) interest in a Seller and/or the Purchaser, respectively; and/or

15.3.2              a potential lender (bank and/or other financial institution) or security trustee (and/or agent) acting on behalf of one or several lenders (and any professional advisors of such potential lender, trustee or agent) which have entered into or expressed an interest in entering into, any financing or loan agreements with the Group, the Seller and/or the Purchaser and/or any of their Affiliates, respectively and which have entered into a confidentiality agreement either with the Seller or with Palero Capital in connection with the transactions contemplated by this Agreement.

15.4                        The Parties shall ensure that their Affiliates from time to time, and the Purchaser shall also ensure that the Purchaser’s Representatives, comply with the obligation in this Clause 15.

16.                               Miscellaneous

16.1                        If any payment pursuant to or in connection with this Agreement:

16.1.1              falls due on a day other than a Business Day it shall be payable on the first Business Day following the original due date; and

16.1.2              is not made in full when due, the outstanding amount shall bear interest at a rate of 8% (in words: eight per cent) per annum (based on a 360 day year and the actual number of days elapsed) from and including the date the payment was due up to and including the date of the actual payment.

16.2                        The Purchaser shall not be entitled to exercise a right of set-off or retention with respect to its obligations to pay the Purchase Price, unless the Purchaser Claim on which the Purchaser has based its right of set-off or retention has been acknowledged by the Seller in writing or has been determined by a final and non-appealable court judgement or arbitral award.

16.3                        All notary, court, registration or similar fees, transfer taxes, stamp duties and other public levies, as well as the costs of any merger control proceedings or other governmental approvals or filings connected with the execution and implementation of this Agreement, shall be borne by the Purchaser. Save as aforesaid, each Party shall bear its own costs and taxes and the costs of its advisors. No Group Company owns real estate.

16.4                        This Agreement contains the entire agreement of the Parties with respect to the subject matter hereof and supersedes any previous agreements. The Parties confirm that the Confidentiality Agreement shall expire upon the Signing Date. Any supplements or amendments to or a termination of this Agreement, as well as any declarations to be made hereunder, shall be valid only if made in writing, or if required by law, in due notarial form. This shall also apply to any change to, or cancellation of this Clause 16.4.

16.5                        From the Closing Date, the Purchaser shall provide, and the Purchaser shall ensure that the Group Companies provide, to the Seller such information as the Seller may reasonably request for deconsolidation purposes up to two years after the Closing Date. The Purchaser shall further ensure that the Group Companies grant to the Seller on a mutually acceptable and reasonably basis access to the Group Companies’ premises and personnel (including the right to examine and copy accounts, documents and records) during normal business hours, as the Seller may reasonably request for deconsolidation purposes. The Seller agrees that all information obtained pursuant to this Clause 16.5 shall be treated as confidential by the Seller and its accountants and professional advisors. This shall also apply in the case of court or arbitration proceedings between the Parties in connection with the transactions contemplated by this Agreement.

16.6                        Unless expressly provided otherwise in this Agreement, all declarations to be made or notices to be given by any Party vis-à-vis another Party pursuant to this Agreement shall be in writing and delivered by regular mail, by hand, by courier or by telefax, or, alternatively by email (where an email address is specified) to the person at the address set forth below. A change of address shall only become effective once notified by the respective Party to the other Parties in accordance with this Clause 16.6.

16.6.1              To the Seller:

to:	palero capital GmbH

Attn:	Mr. Felix Frohn-Bernau

Address:	Maximilianstraße 14 80539 Munich Germany

Facsimile:	+49 (0)89 88 98 87 121

Email:	ffb@palero-capital.de

With a copy to	White & Case LLP

Attn:	Dr. Hendrik Röhricht Prof. Dr. Roger Kiem

Address:	Bockenheimer Landstraße 20 60323 Frankfurt am Main Germany

Facsimile:	+49 (0)69 29 99 41 444

Email:	hendrik.roehricht@whitecase.com roger.kiem@whitecase.com

16.6.2              To the Purchaser:

to:	Allied Motion Technologies, Inc.

Attn:	Mr. Richard S. Warzala

Address:	495 Commerce Drive, Suite 3, Amherst, NY 14428 United States of America

Facsimile:	+1-716-242-8638

Email:	dick@alliedmotion.com

With a copy to	Peters, Schönberger & Partner mbB

Attn:	Dr. Eike W. Grunert Bernhard Winterstetter

Address:	Schackstraße 2 80539 München Germany

Facsimile:	+49 (0)89 38 172 111

Email:	e.grunert@psp.eu

b.winterstetter@psp.eu

16.7                        None of the Parties may assign or otherwise transfer any rights or claims pursuant to or in connection with this Agreement to a third party without the prior written consent of the other Parties, except for the assignment of rights or claims pursuant to this Agreement by the Purchaser as security to a bank, financial institution or other entities providing financing, or a person acting as agent or trustee on behalf of such bank, financial institution or other entity providing financing, in each case in relation to the transactions contemplated by this Agreement. Any such permitted assignment shall only become effective after the Purchase Price has been received by the Seller. The Purchaser shall notify the Seller of any such assignment and the assignee. To the extent that the assignability of claims cannot be legally excluded, the Parties shall treat each other as if the assignability could be excluded.

16.8                        Unless otherwise explicitly provided for in this Agreement, neither this Agreement nor any provision contained in this Agreement is intended or shall operate to confer any rights or remedies upon any person or entity other than the Parties. In particular the Parties agree that, except as expressly provided for in this Agreement, no provision of this Agreement constitutes a contract for the benefit of a third party within the meaning of section 328 German Civil Code or otherwise (kein Vertrag zugunsten Dritter oder mit Schutzwirkung für Dritte).

16.9                        In this Agreement:

16.9.1              any German legal term for any action, remedy, method of judicial proceeding, legal document, legal status, court, official or any legal concept or thing shall, in respect of any jurisdiction other than Germany, be construed to include what most closely resembles in that jurisdiction to the German legal term and any reference to any German statute shall be construed so as to include equivalent or analogous laws of any other jurisdiction;

16.9.2              the headings shall not affect the interpretation of this Agreement;

16.9.3              a reference to a company or other legal entity shall be construed so as to include any legal entity or entities into which such company may be merged by means of a statutory merger or into which it may be split-up or demerged, by means of a statutory split-up or demerger;

16.9.4              a reference to a “person” includes a reference to an individual, a body corporate, an association, a partnership, a government or a state body and any other legal entity and includes in each case such person’s legal representatives, successors and permitted assigns;

16.9.5              a reference to the singular includes a reference to the plural and vice versa, unless the context requires otherwise;

16.9.6              a reference to the masculine includes a reference to the feminine and neuter and vice versa;

16.9.7              a reference to any time is to local time in Munich, Germany on the day in question, unless expressly provided for otherwise; and

16.9.8              a reference to “includes” or “including” or any similar expression means “including but without limitation”.

17.                               Governing Law; Exclusive Place of Jurisdiction

17.1                        This Agreement shall be governed by the laws of Germany. This Agreement is to be interpreted and construed solely in accordance with German law and usage of terminology, including all legal concepts and terms contained in this Agreement, the English translations of which may not be identical with the original German terms in their respective legal understanding. The English language version of this Agreement is determinative (even if a translation is made), except where German expressions are used in brackets, in which case the German expression shall prevail. Any possible current or future obligations between the Parties which fall under the EC Regulation No 864/2007 on the Law Applicable to Non-Contractual Obligations (Rome II) are also governed by German law.

17.2                        Exclusive place of jurisdiction for all disputes arising in connection with this Agreement or its validity shall be Munich (Regional Court of Munich I).

18.                               Severability

Should a provision of this Agreement or a provision later on included in this Agreement be or become null and void as a whole or in part, or should a gap in this Agreement become evident, this does not affect the validity of the remaining provisions. The Parties are aware of the Federal Court of Justice’s (Bundesgerichtshof) case law, whereby a severability clause merely reverses the burden of proof. However, it is the express intention of the Parties to maintain the validity of the remaining provisions at all events and thus to exclude the applicability of section 139 of the German Civil Code as a whole. Instead of the null and void provision, or in order to fill the gap, such valid and practicable regulation must be agreed that in legal and economic terms comes closest to what the Parties intended or would have intended in accordance with the purpose of this Agreement if they had considered the point when entering into this Agreement. If the nullity of a provision is due to a degree of performance or time (period or deadline) laid down in this provision, then the provision is deemed to be agreed with a legally permissible degree that comes closest to the original degree.